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TO ALL STOCK EXCHANGES

BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Fax: 22722037 / 22723121
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Fax: 26598237 / 26598238
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Scrip Code: INFY

March 18, 2019

Dear Sir / Madam,

Sub: Newspaper publication of Public announcement in relation to buyback of equity shares

---

In continuation to our letter dated February 5, 2019 and postal ballot voting results dated March 14, 2019, please find enclosed the publication of public announcement in relation to buyback of equity shares in the following newspapers;

- Business Standard – English National Daily (All Editions)
- Business Standard – Hindi National Daily (All Editions)
- Prajavani – Regional language daily (All Karnataka Editions)

Additionally, the public announcement has been published in the following newspapers:

- The Economic Times (English edition) (Mumbai, Bengaluru and Delhi editions)
- The Times of India (English edition) (Bengaluru, Hyderabad, Ahmedabad & Mysuru Kolkata editions)

The above information will also be made available on the website of the Company: https://www.infosys.com/investors/.

This is for your information and record.

Thanking you,

Yours faithfully,
For **Infosys Limited**
MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2019.03.18 15:05:04 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "Public Announcement") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("Buyback Regulations") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "Board", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("Special Resolution") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹ 5/- each ("Equity Shares") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("Maximum Buyback Size") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("Maximum Buyback Price"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "Companies Act"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("Management Rules") and the Buyback Regulations ("the transaction / process herein after referred to as the "Buyback").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").

2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:

   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and

   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members,

   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

   **US$ 1= ₹69.78/- as at December 31, 2018*

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members;

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY-BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹ 800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,103 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("Physical Share Buyback Window"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N.R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S.D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	56,01,82,338	12.82

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11	Nilanjan Roy[1]	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			4,41,29,028	1.01

[1] With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has assumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depositary Receipts ("ADRs") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,164
2.	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSU's") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,09,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,94,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,86,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,050	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	8,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group[1]							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	6,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,200	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

[1] Unadjusted for bonus issue (in case of sale / purchases prior to bonus issue in September 2018) and excluding brokerage and other transaction costs
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.26	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,082	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,000	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,082	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

** Unadjusted for bonus issue (in case of sale / purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,624	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd...

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S.	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,976	Exercise of ADR RSUs and options	$15.26	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		59,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	2,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. **INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:**

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" ('Annexure A') as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialed for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves.	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

** includes re-measurement gain on defined benefit plan of ₹5 crore.*

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. **GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:**

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. **DATE OF BOARD AND SHAREHOLDERS' APPROVALS**

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. **MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK**

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. **PROPOSED TIMETABLE FOR THE BUYBACK**

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. **PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK**

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("Company's Broker") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Arkush Singh
Phone: +91 22 4285 8455
Email: arkushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ('Physical Share Buyback Window'). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window, only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 16.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Arkush Singh
Phone: +91 22 4285 8455
Email: arkushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of such Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ('Merchant Banker'), Karvy Fintech Private Limited ('Registrars') and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its American Depositary Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial Information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other income, net	2,215	4,019	3,062	3,006
Total income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax (7)	40,241	44,644	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax)(8)	4,092	3,753	5,120	4,907
Profit after tax (7)	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus(6)(7)(8)	60,749	62,410	66,869	59,934
Net worth / Shareholders equity(1)	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)(2)(7)(8)	24.91	#35.64	#30.08	#27.63
Book value per share (₹)(3)	144.06	#145.37	#148.08	#132.96
Debt-Equity ratio(4)	NA	NA	NA	NA
Return on net worth (%)(5)	22.31	25.44	20.32	20.78

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. Net worth is total equity attributable to equity holders of the Company

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax (7)	46,117	51,511	49,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax)(8)	4,426	4,241	5,598	5,251
Profit after tax (7)	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(278)	291
Total comprehensive income	11,528	16,372	14,075	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus(6)(7)(8)	62,807	63,835	67,838	60,600
Net worth / shareholder's equity(1)	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)(2)(7)(8)	26.06	#35.53	#31.40	#29.51
Book value per share (₹)(3)	149.46	#149.38	#150.90	#135.07
Debt-Equity ratio(4)	NA	NA	NA	NA
Return on net worth (%)(5)	23.11	24.69	20.81	21.85

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. Net worth is total equity attributable to equity holders of the Company

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded additional depreciation and amortization expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018, Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	13-Apr-15	33,879	1,910.00	14-May-15	1,32,623	2,045.56	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,023	1,096.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,08,320	1,064.79	6,67,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,008	861.50	22-Aug-17	19,67,983	996.52	9,03,30,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	6,25,030	692.00	21-Sep-18	7,73,924	726.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,97,563	687.05	1,59,59,080
Nov-18	698.90	01-Nov-18	3,49,198	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.00	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,867	671.20	1,06,28,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	5,32,339	707.98	1,37,53,258
Feb-19	771.15	08-Feb-19	3,12,660	723.00	19-Feb-19	2,28,384	746.90	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,446	1,908.00	14-May-15	15,58,461	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,05,761	1,096.13	70,95,58,982
31-Mar-17	1,279.30	03-Jun-16	19,99,190	901.00	09-Nov-16	63,82,079	1,064.76	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,359	860.00	22-Aug-17	2,46,21,299	996.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,70,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,389
Oct-18	754.90	01-Oct-18	82,52,398	629.90	26-Oct-18	54,64,141	687.39	18,65,38,368
Nov-18	689.70	01-Nov-18	58,60,244	599.85	26-Nov-18	1,50,75,209	653.75	16,97,40,064
Dec-18	713.70	14-Dec-18	95,60,576	637.35	26-Dec-18	61,78,562	671.46	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.29	21,25,09,846
Feb-19	772.25	08-Feb-19	59,15,169	721.30	19-Feb-19	94,01,334	747.38	11,90,07,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.80
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.00	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

Income before: $18,000. After: $85,000. Does tiny nonprofit hold key to middle class?

STEVE LOHR
17 March

Jukay Hsu is an enthusiastic Amazon backer. He wanted the company to build a big new campus in New York and participated in wooing it. He met with Amazon executives and appeared in a video pitch, and his tech-training program for disadvantaged New Yorkers was cited in the city's written proposal to the company.

But Hsu said he also understood the local resistance to Amazon, and why it had won out.

"I believe tech can be a road to the middle class for large numbers of Americans," said Hsu, a co-founder and the chief executive of Pursuit, a nonprofit social venture. "But there's real skepticism about that among people who see the winners in technology as a small network of the privileged."

He is using Pursuit, housed in a former zipper factory in Long Island City, the Queens neighborhood where Amazon had intended to locate, to try to prove those skeptics wrong.

The venture is a small yet innovative player in a growing number of nonprofits developing new models for work force training. Their overarching goal is upward mobility for low-income Americans and the two-thirds of workers without four-year college degrees.

Pursuit, according to its donors and to work force experts, stands out for the size of the income gains of its graduates and its experiment with a kind of bond to finance growth. It is a program worth watching, they say, and beginning to attract attention nationally.

About 85 per cent of Pursuit's 300 graduates have landed well-paying tech jobs within a year. They work as software engineers both at major corporations like JPMorgan Chase and at start-ups like Oscar Health. They earn $85,000 a year on average, compared with $18,000 before the Pursuit program. "That jump in income is powerful and extraordinary, really closing the prosperity gap for people," said Wes Moore, chief executive of the Robin Hood Foundation, one of Pursuit's financial supporters.

The group is similar in many ways to larger regional and national initiatives like Opportunity@Work's TechHire, Year Up, Per Scholas and the Markle Foundation's Skillful.

The groups all focus on careers in technology because the jobs are plentiful and pay well. They measure success by the number of people placed in jobs and propelled into the middle class. Traditional government-funded job training programs tend to focus more on how many people sign up for courses.

Pursuit, by design, seeks people with the "highest need" and potential, but it is selective, accepting only 10 per cent of its applicants. Its outreach relies heavily on presentations at public housing buildings and libraries, and word-of-mouth referrals.



Pursuit, a nonprofit social venture, is a small yet innovative player in a growing number of nonprofits developing new models for work force training, and is free for the participants

The program is free for the participants, who can attend either weekdays or on evenings and weekends. No previous coding experience is required. Max Rosado heard about the Pursuit program from a friend. Intrigued, he filled out an online form, and made it through a written test in math and logic, interviews and a weekend workshop with simple coding drills, joining the 10-month program in 2016.

At Pursuit, Rosado, who has a two-year community college degree in liberal arts, got an intensive immersion in programming languages, concepts and projects. But the curriculum also covered so-called soft skills like making presentations, working in teams and writing résumés and thank-you notes.

Today, Rosado, 30, is an engineer at GrubHub, the meal delivery service, working on its smartphone software. In his previous jobs, in back office and sales associate roles in stores, he earned $15,000 to $20,000 a year. He makes nearly $100,000 now, he said.

Before Pursuit, Rosado, who is married with two young children, did not have enough to get by, living temporarily with relatives and sometimes in homeless shelters. Today, he and his family live in a two-bedroom apartment in the Bronx. Restaurant meals, movie outings with his children and a vacation to Florida last year are now within reach.

"Those are amenities that I never thought were possible before," he said.

More than half of Pursuit fellows, as the venture calls its students, are on public assistance of some kind. Its classes are nearly half women, in contrast to many tech-training programs, which usually have far more men than women.

Pursuit screens applicants for many characteristics, but those mainly fall into two categories: problem-solving skills and perseverance. The program, Hsu said, looks for people who are hungry and determined, willing to put in the time and effort to become a software developer, but also able to adapt to new and unfamiliar environments.

"We're asking a person to make a huge change in life trajectory," he said. "Are you up for that? All-in for the long term?"

The emphasis on long-term results is the reason Pursuit bills itself as a four-year program: about a year in the immersive program, and three years of mentorship.

"If we're just focused on the front end, getting that initial job, that's a mistake, a very lazy metric," Hsu explained.

He said his life experiences helped him empathise with the challenges that Pursuit fellows faced. His family emigrated from Taiwan when he was 3, and his father abandoned the family soon after. His mother is a psychiatric social worker in Queens.

Hsu, 34, attended Stuyvesant High School, an elite public high school in Manhattan, where he was student body president. He then graduated from Harvard, majoring in economics.

While many of his Harvard classmates headed to Wall Street, Hsu signed up for the Reserve Officers Training Corps. He led combat patrols and economic development projects in Iraq.

When Hsu returned in 2011, Mayor Michael R. *Bloomberg*'s administration was promoting technology initiatives and education as a key to the city's economic future. Hsu and another Queens native, David Yang, met and decided to pursue the opportunity to bring some of that to the borough, setting up their civic tech venture, then called Coalition for Queens.

They huddled with local officials, worked on a strategic plan and tried to rally support at meet-ups. Pursuit's long-term vision is of "an inclusive tech community," which would include building an incubator and investing in local entrepreneurs. They set up a for-profit arm for those activities, but those are more distant goals. The immediate need, they saw, is for work force training.

"Building community is great, but people need skills," Yang said. Its first class, in 2013, had just 24 people.

More than a dozen institutions support Pursuit's work, including family foundations, the New York City Council, Salesforce, Google and Walmart.

But Pursuit is also a financial innovator, as it seeks funds beyond philanthropy to fuel its expansion. It calls its financing mechanism a bond — one for each annual cohort of fellows.

Begun in 2016, the Pursuit bonds have helped it double the number of people in the program. An investor is paid back by an income share agreement: If graduates make more than $60,000 a year, they agree to pay 12 per cent of their income to the investors for three years.

To date, the principal investor in the Pursuit bond has been the Inherent Group, which also helped design it. The group invests in companies focused on environmental and social change and has a foundation.

So far, the graduate placement rate exceeds Inherent's assumptions, the default rate is lower, and the average salary of the repaying graduates is more than $85,000. The effective interest rate on the bonds is 6.6 per cent, said Tony Davis, chief executive of Inherent.

Rosado, the GrubHub engineer, who is making income-share payments, views them as a fair bargain.

"It assists the next generation of Pursuit fellows to join the tech industry," he said. "And I'm still making way more than I did."

©2019 The New York Times News Service

CCI raids Glencore business, others over pulse prices: Sources

REUTERS
New Delhi, 17 March

India's antitrust watchdog raided units of global commodities trader Glencore and two other firms in Mumbai on Saturday in an inquiry into alleged collusion on the price of pulses, four sources with knowledge of the raids told *Reuters*.

More than 25 antitrust officials carried out the raids at the offices of local units of Glencore and Africa's Export Trading Group, and India's Edelweiss group which previously had a commodities business, two government sources told *Reuters*.

The Competition Commission of India (CCI) has been investigating allegations that the companies formed a cartel to discuss the pricing of pulses while importing and selling them in the Indian market at higher prices in 2015 and 2016, when India faced an acute shortage, the sources said.

The investigation will also assess whether the companies have continued their alleged collusion even after the prices of pulses stabilised in recent years

A spokesman for Switzerland-based Glencore, Charles Watenphul, declined to comment, while India's Edelweiss, which sold its commodities trading business in November 2016, and the Export Trading Group did not respond to requests for comment.

Two years of drought pushed up prices of pulses such as chickpeas and black grams, which are a staple of Indian cuisine, in 2015 and forced New Delhi to offer duty-free imports, encouraging foreign and Indian traders who imported pulses to sell locally.

"The collusion by these companies led to higher prices of pulses," one of the government sources said, adding that the CCI's inquiry started three months ago.

The investigation will also assess whether the companies have continued their alleged collusion even after the prices of pulses stabilised in recent years, the source said.

Import prices

The raids on five company offices in India's financial capital began on Friday and were concluded on Saturday.

Antitrust officials collected evidence, including documents and e-mails, and questioned company officials during the raids, a second government source said.

Another source, an industry executive, told Reuters that CCI's search involved going through company records at Glencore's office in Mumbai, confirming it was part of the watchdog's probe into accusations of fixing import prices.

The drought during 2015 wilted crops and exacerbated shortages of food such as protein-rich pulses and India, which consumes about 22 million tonnes of pulses annually, faced a shortfall of 7-8 million tonnes in 2015-16.

The CCI's raids on commodities traders mark only its fourth such search operation in its near 10-year history. They can only be conducted with approval from a judge. In October, the CCI raided the offices of global brewers such as Carlsberg and Anheuser Busch InBev and found e-mails which allegedly showed violations of Indian anti-trust laws.

Infosys® Navigate your next

Infosys Limited

Regd. office : No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.
CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "Public Announcement") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("Buyback Regulations") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "Board", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("Special Resolution") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("Equity Shares") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("Maximum Buyback Size") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("Maximum Buyback Price"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "Companies Act"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("Management Rules") and the Buyback Regulations ("the transaction / process herein after referred to as the "Buyback").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").

2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:

   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and

   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members,

   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

   US$ 1= ₹69.78/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members;

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY- BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,103 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("Physical Share Buyback Window"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N.R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S.D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,38,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	56,01,82,338	12.82

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11	Nilanjan Roy[1]	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			4,41,29,028	1.01

[1] *With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has assumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.*

8.4 The aggregate American Depositary Receipts ("ADRs") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,164
2.	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSU's") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,09,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,94,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,86,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,050	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	8,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group[1]							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	6,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,200	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

[1] *Unadjusted for bonus issue (in case of sale / purchases prior to bonus issue in September 2018) and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.26	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,082	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,000	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,082	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* *Unadjusted for bonus issue (in case of sale / purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,624	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd...

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S.	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,976	Exercise of ADR RSUs and options	$15.26	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		59,600	Exercise of ADR RSUs	$0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	2,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" ('Annexure A') as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves.	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

**Includes re-measurement gain on defined benefit plan of ₹5 crore.*

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹ 4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("Company's Broker") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushrsingh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ('Physical Share Buyback Window'). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window, only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 16.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushrsingh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) Identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of such Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrars") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial Information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other income, net	2,215	4,019	3,062	3,006
Total income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,644	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,906	18,938	17,600
Provision for tax (incl. deferred tax)[8]	4,092	3,753	5,120	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus[6][7][8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity[1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2][7][8]	24.91	#35.64	#30.08	#27.63
Book value per share (₹)[3]	144.06	#145.37	#148.06	#132.96
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	22.31	25.44	20.32	20.78

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. Net worth is total equity attributable to equity holders of the Company.

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹ 589 crore and ₹ 265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹ 469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	49,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax)[8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(278)	291
Total comprehensive income	11,528	16,372	14,075	13,780
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus[6][7][8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity[1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2][7][8]	26.06	#35.53	#31.40	#29.51
Book value per share (₹)[3]	149.46	#149.36	#150.90	#135.07
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	23.11	24.69	20.81	21.85

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. Net worth is total equity attributable to equity holders of the Company

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as the "Disposal Group", as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 118 crore and ₹ 270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded additional depreciation and amortization expenses of ₹ 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018, Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	13-Apr-15	33,879	1,910.00	14-May-15	1,32,623	2,045.55	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,023	1,098.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,08,320	1,064.79	6,67,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,006	861.50	22-Aug-17	19,67,963	996.52	9,03,30,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	6,25,030	692.00	21-Sep-18	7,73,924	726.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,97,563	687.05	1,59,59,080
Nov-18	693.90	01-Nov-18	3,49,198	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.00	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,867	671.20	1,06,28,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	5,32,339	707.93	1,37,53,258
Feb-19	771.15	08-Feb-19	3,12,650	723.00	19-Feb-19	2,28,364	746.90	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com.
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,446	1,908.00	14-May-15	15,58,461	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,98,755	932.65	10-Jul-15	37,05,761	1,096.13	70,95,58,962
31-Mar-17	1,279.30	03-Jun-16	19,99,190	901.00	09-Nov-16	63,82,079	1,064.76	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,359	860.00	22-Aug-17	2,46,21,299	996.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,70,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,389
Oct-18	754.90	01-Oct-18	82,52,398	629.90	26-Oct-18	54,64,141	687.39	18,65,38,368
Nov-18	689.70	01-Nov-18	58,60,244	599.85	26-Nov-18	1,50,75,209	653.75	16,97,40,064
Dec-18	713.70	14-Dec-18	95,60,576	637.35	26-Dec-18	61,78,552	671.46	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.29	21,25,09,846
Feb-19	772.25	08-Feb-19	59,15,169	721.30	19-Feb-19	94,01,334	747.38	11,90,07,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.80
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.00	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

संक्षेप में

वस्त्र निर्यात में 5 प्रतिशत कमी आने के आसार

वित्त वर्ष 2019 में भारतीय परिधान निर्यात में 4-5 प्रतिशत तक की कमी आने की आशंका है। कमजोर वैश्विक आर्थिक वृद्धि के बाद विदेशी खरीदारों से कम उठाव की वजह से भारतीय परिधान निर्यात में कमजोरी आने का अनुमान है। भारतीय परिधान निर्यातकों को भारत की तुलना में लागत किफायत वाले देशों से बढ़ते दबाव की वजह से कई तरह की समस्याओं का सामना करना पड़ रहा है। भारत के सबसे बड़े वैश्विक आयातकों में से एक संयुक्त अरब अमीरात (यूएई) ने जुलाई 2017 के बाद से आयात में बड़ी कमी दर्ज की है। क्लोदिंग मैन्युफैक्चरिंग एसोसिएशन ऑफ इंडिया (सीएमएआई) के अध्यक्ष राहुल मेहता ने कहा, 'यूएई समेत प्रमुख आयातक देशों से धीमे उठाव की वजह से हम इस वित्त वर्ष में भारत के परिधान निर्यात में लगभग 5 प्रतिशत की गिरावट की आशंका जता रहे हैं।' बीएस

निचले ग्रेड के लौह अयस्क की आपूर्ति प्रभावित

ब्राजील स्थित वेल के स्वामित्व वाली खदानों के बंद होने से पैदा हुए वैश्विक आपूर्ति संकट के बीच ओडिशा और झारखंड की खदानों में एकत्रित खराब ग्रेड के लौह अयस्क फाइंस निर्यात बाजारों में अपनी जगह तलाश रहे हैं। कमजोर ग्रेड के लौह अयस्क फाइंस (58 प्रतिशत से कम लौह मात्रा) के लिए मांग गायब हो गई है, क्योंकि चीन की इस्पात मिलों ने अपनी ब्लास्ट फर्नेस (भट्ठियों) की जरूरत पूरी करने के लिए ऊंचे ग्रेड के अयस्क या पैलेट की खरीदारी में दिलचस्पी दिखाई है। बीएस

एनएमडीसी के उत्पादन और बिक्री में गिरावट

सरकार द्वारा संचालित एनएमडीसी के लौह अयस्क के संचयी उत्पादन और बिक्री में पिछले साल की तुलना में अप्रैल 2018 से फरवरी 2019 की अवधि के दौरान गिरावट आई है। इस अवधि में कुल उत्पादन 2.843 करोड़ टन रहा जबकि पिछले वर्ष यह 3.132 करोड़ टन था। इस अवधि में बिक्री गिरकर 2.88 करोड़ टन रह गई जो पिछले साल इस अवधि में 3.192 करोड़ टन थी। अप्रैल-फरवरी के दौरान छत्तीसगढ़ में उत्पादन गिरकर 1.981 करोड़ टन रह गया। बीएस

कम दाम, आलू किसान हलाकान

वीरेंद्र सिंह रावत
लखनऊ, 17 मार्च



आलू की खेती करने वाले किसानों को कीमत संकट का सामना करना पड़ रहा है और इसके लिए कई कारण जिम्मेदार हैं। आगरा स्थित फेडरेशन ऑफ कोल्ड स्टोरेज एसोसिएशन ऑफ इंडिया के कार्यवाहक अध्यक्ष राजेश गोयल बताते हैं कि जब उन्होंने 1998 में कोल्ड स्टोरेज कारोबार की शुरुआत की तो उत्तर प्रदेश में आलू की खुदरा कीमतें लगभग 20 रुपये प्रति किलोग्राम थीं। ये अब भी उसी स्तर के आसपास हैं और कभी-कभार कम भी हो जाती हैं। वह कहते हैं कि इन 20 वर्षों के दौरान आलू की खेती की लागत तीन रुपये प्रति किलोग्राम की तुलना में दोगुनी से भी अधिक बढ़कर 7-8 रुपये प्रति किलोग्राम तक पहुंच गई है।

आलू में साल दर साल रिकॉर्ड उत्पादन हुआ है लेकिन किसानों की आय में गिरावट आ रही है। इसके अलावा अनुपयुक्त घरेलू किस्मों और खाद्य प्रसंस्करण की अविकसित मूल्य शृंखला के कारण निर्यात बाजार में भी उत्साह नहीं दिखता है। कोल्ड स्टोरेज में और अधिक स्टोर करने के इच्छुक किसानों को कोई जगह नहीं मिल पाती है।

2017 के बाद से आगरा थोक बाजार में दाम 5-6 किलोग्राम रहे हैं। इसमें अप्रैल से नवंबर तक की अवधि अपवाद है। इस दौरान दाम 10-15 रुपये थे। 2005 के बाद से केवल नवंबर 2014 में ही थोक कीमतें 20 रुपये प्रति किलोग्राम से अधिक रही हैं।

21.8 लाख हेक्टेयर पर आलू की खेती करने वाले इन किसानों पर ज्यादा ध्यान नहीं दिया गया है। तीन-चौथाई फसल केवल पांच राज्यों - उत्तर प्रदेश, पश्चिम बंगाल, बिहार, गुजरात और मध्य प्रदेश में ही होती है।

दो प्रमुख उत्पादकों - उत्तर प्रदेश और पश्चिम बंगाल में केंद्र सरकार का न्यूनतम समर्थन मूल्य (एमएसपी) 5.5 रुपये प्रति किलोग्राम है। किसानों का कहना है कि इसमें तो उत्पादन लागत भी नहीं निकलती है। कोल्ड स्टोरेज का शुल्क 2.5 रुपये प्रति किलोग्राम है। कई बार तो किसान अपनी जिंस की डिलिवरी लेने के लिए भी कोल्ड स्टोरेज नहीं आते क्योंकि इससे ढुलाई लागत का खर्च थोक बाजार (मंडी) में उपज से होने वाली आमदनी से भी ज्यादा पहुंच जाएगा।

किसानों का कहना है कि 2018-19 में उत्पादन 5.2 करोड़ टन और खपत 3.2 करोड़ टन रहने का अनुमान जताया गया है। मौजूदा सीजन में एक बार फिर अधिक उत्पादन होने के आसार हैं। भंडारण सुविधाएं पहले ही भर चुकी हैं और दामों में भी विभिन्नता है।

भारतीय बागवानी निर्यातक संघ के अध्यक्ष अजित शाह कहते हैं कि किसानों की सहायता करने का सबसे आसान तरीका यूरोप और रूस जैसे प्रमुख बाजारों में मांग वाली किस्मों की खेती करके निर्यात बाजार को बढ़ावा देना है। वे कहते हैं कि पहले दिए गए उनके सुझावों पर कोई सरकारी कार्रवाई नहीं हुई है। शाह कहते हैं कि उदाहरण के लिए रूस आलू का बड़ा खरीदार है। हालांकि इसके लिए उत्पादन करने वाले मूल देश से इस प्रमाण-पत्र की आवश्यकता होती है कि वह खेप दूषित नहीं है और इसे दूषण रहित वातावरण में उगाया गया है। ऐसा प्रमाण-पत्र भारतीय अधिकारियों द्वारा प्रदान नहीं किया जा रहा है जबकि हम रूस को प्रति वर्ष 50,000 टन निर्यात कर सकते हैं।

कुल उत्पादन में उत्तर प्रदेश और पश्चिम बंगाल का योगदान क्रमशः लगभग 32 और 23 प्रतिशत रहता है। इसके बाद बिहार और गुजरात का क्रमशः 15 और सात प्रतिशत योगदान रहता है। जनवरी में फसल की आवक बाजार में बढ़ जाती है और मार्च में यह शीर्ष पर होती है। इस समय किसान आने वाले महीनों में बेहतर कीमतों की उम्मीद में कोल्ड स्टोरेज में स्टॉक करने लगते हैं।

कोलकाता के आलू कारोबारी और कोल्ड स्टोर के मालिक पतित पावन दे कहते हैं कि दक्षिण भारत में प्रति व्यक्ति खपत बढ़ाने की बहुत जरूरत है। वहां यह राष्ट्रीय औसत 20 किलोग्राम प्रति वर्ष से बहुत कम है। ये खाद्य प्रसंस्करण की निराशाजनक स्थिति की ओर भी इशारा करते हैं। आलू के चिप्स बनाने वालों समेत प्रसंस्करण करने वाले आलू के बड़े खरीदार होते हैं।

पिछले साल उत्तर प्रदेश सरकार ने कहा था कि वह एमएसपी के तहत किसानों से सीधे 1,00,000 टन खरीद करेगी लेकिन वास्तविक खरीद 13,000 टन रही और वहां किसानों द्वारा एमएसपी से कम दामों पर बिक्री की जा रही थी। राज्य की वार्षिक फसल का आकार 1.55 करोड़ टन है।

आलू उत्पादन और उत्पादक राज्य (करोड़ टन)

वित्त वर्ष	उत्पादन
2012	4.148
2013	4.534
2014	4.156
2015	4.801
2016	4.342
2017	4.861
2018	5.131
2019*	5.259

*पहला अग्रिम अनुमान

वित्त वर्ष 18 में प्रमुख 5 आलू उत्पादक राज्य**

राज्य	उत्पादन
उत्तर प्रदेश	1.48
प.बंगाल	1.27
बिहार	0.57
गुजरात	0.38
मध्य प्रदेश	0.31

**तीसरा अग्रिम अनुमान
संकलन : बीएस रिसर्च ब्यूरो
स्रोत : कृषि सहयोग और किसान कल्याण तथा एनएचआरडीएफ

बढ़ती लागत

- साल दर साल बढ़ रहा उत्पादन, दामों में गिरावट की वजह से किसानों की कमाई में आई कमी
- उत्पादन लागत में हुआ काफी इजाफा
- कई बार तो किसान जिंस की डिलिवरी लेने के लिए भी कोल्ड स्टोरेज नहीं जाते
- दक्षिण भारत में प्रति व्यक्ति आलू की खपत बढ़ाने और निर्यात में इजाफे से दूर हो सकती है कुछ परेशानी

शुरुआती सीजन में कम दाम, चाय उद्योग परेशान

अभिषेक रक्षित
कोलकाता, 17 मार्च

इस साल के पहले सीजन की आय बाजार में आने लगी है लेकिन पिछले साल के बचे 3 करोड़ किलोग्राम से अधिक के स्टॉक और खरीदारों की कम मांग के कारण कीमतें कमजोर हैं। चाय की कीमतों में औसत गिरावट करीब 10 से 15 फीसदी है। दार्जिलिंग, डूअर्स और असम में अच्छी खासी मौजूदगी रखने वाली एक बड़ी चाय कंपनी ने चाय की शुरुआती कीमत में 22 फीसदी गिरावट दर्ज की है। वहीं असम की एक अन्य चाय कंपनी ने पिछले साल की तुलना में इस साल चाय की शुरुआती कीमतों में करीब 10 फीसदी कमी दर्ज की है।

वरिन टी के कार्यकारी निदेशक विवेक गोयनका ने कहा, 'मैंने असम में जितनी कंपनियों से बात की है, उनमें से हर किसी की यही शिकायत है कि निजी बिक्री में शुरुआती कीमतें पिछले साल की तुलना में 10 से 15 रुपये प्रति किलोग्राम कम हैं।' यह गिरावट किस्म और कंपनी के आधार पर करीब 5-7 फीसदी है। गोयनका भारतीय चाय संघ (आईटीए) के भी चेयरमैन हैं। उन्होंने कहा कि इस साल निजी बिक्री में शुरुआती कीमतें उम्मीद से काफी नीचे रही हैं। चाय बोर्ड ने चाय की कीमतें और गुणवत्ता सुधारने के लिए बागान तथा फैक्टरी को अनिवार्य रूप से बंद करने का आदेश दिया है। इसके बाद चाय कंपनियां अच्छी गुणवत्ता और कम बचे स्टॉक की वजह से इस साल चाय की शुरुआती कीमतें बढ़ने की उम्मीद कर रही थीं। गुवाहाटी चाय नीलामी समिति के सचिव दिनेश बिहानी ने कहा कि हालांकि वर्ष 2018 के अंत में आपूर्ति कम थी, लेकिन पिछले साल का कम से कम 3 करोड़ किलोग्राम स्टॉक बचा है। इससे कीमतें प्रभावित हुई हैं।



छापेमारी से रुकेगी खराब चाय

नकली या खराब चाय को बाजार से बाहर रखने और बागान की आमदनी बढ़ाने के लिए भारतीय चाय बोर्ड ने चाय क्षेत्र में अपनी सतर्कता बढ़ाने का फैसला किया है। इससे भारतीय चाय की प्रतिष्ठा भी बहाल होगी। अगर बोर्ड को खराब चाय बेचे जाने का पता चलता है या इसके निरीक्षकों को ऐसा शक होता है तो इस कार्य योजना के तहत औचक निरीक्षण, दौरा और यहां तक बागानों तथा विक्रेताओं के यहां छापेमारी करना भी शामिल होगा। ऐसी चाय मिलने पर उसे नष्ट कर दिया जाएगा।

चाय बोर्ड के डिप्टी चेयरमैन एके रे के अनुसार चाय का न्यूनतम बिक्री मूल्य 60 रुपये प्रति किलोग्राम से कम नहीं हो सकता है। अगर बोर्ड को यह पता चलता है कि कोई विक्रेता 60 रुपये प्रति किलोग्राम से कम पर चाय बेच रहा है तो उसके यहां औचक निरीक्षण किया जाएगा और चाय के नमूने लिए जाएंगे। ये नमूने विभिन्न मानदंडों की जांच के लिए भारतीय खाद्य संरक्षा और मानक प्राधिकरण (एफएसएसएआई) को भेजे जाएंगे ताकि यह सुनिश्चित हो सके कि ये मानव उपभोग के लायक हैं या नहीं। चाय बोर्ड के साथ जुड़ने से पहले रे ओडिशा पुलिस बल में अतिरिक्त महानिदेशक (संचार) थे। उन्होंने बिजनेस स्टैंडर्ड से कहा कि अगर कोई नमूना एफएसएसएआई जांच में सही साबित नहीं होता है तो जिस चाय से नमूना लिया गया था, उस चाय के पूरे लॉट को जब्त करके नष्ट कर दिया जाएगा। बीएस

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Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations ("the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:
   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members,
   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

   *US$ 1= ₹69.78/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members;
b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and
c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY- BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,103 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N.R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S.D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11	Nilanjan Roy[1]	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			**4,41,29,028**	**1.01**

[1] With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the interim Chief Financial Officer.

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,164
2.	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("**RSU's**") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,09,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,94,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,86,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,050	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	8,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group[1]							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	6,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,200	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

[1] Unadjusted for bonus issue (in case of sale / purchases prior to bonus issue in September 2018) and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.26	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,082	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,000	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,082	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

** Unadjusted for bonus issue (in case of sale / purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,624	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd...

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S.	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,976	Exercise of ADR RSUs and options	$15.26	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		59,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	2,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "**Act**") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" ('Annexure A') as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves.	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

** includes re-measurement gain on defined benefit plan of ₹5 crore.*

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period;

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations;

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit;

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ('**Physical Share Buyback Window**'). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window, only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 16.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of such Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ('**DP**') for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ('Merchant Banker'), Karvy Fintech Private Limited ('Registrars') and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2018.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total Income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,644	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax)[8]	4,092	3,753	5,120	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus[6][7][8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity[1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2][7][8]	24.91	#35.64	#30.08	#27.63
Book value per share (₹)[3]	144.06	#145.37	#148.06	#132.96
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	22.31	25.44	20.32	20.78

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. Net worth is total equity attributable to equity holders of the Company.

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	49,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax)[8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(278)	291
Total comprehensive income	11,528	16,372	14,075	13,780
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus[6][7][8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity[1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2][7][8]	26.06	#35.53	#31.40	#29.51
Book value per share (₹)[3]	149.46	#149.36	#150.90	#135.07
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	23.11	24.69	20.81	21.85

Notes:

 # Adjusted for September 2018 bonus issue(1:1)

1. Net worth is total equity attributable to equity holders of the Company.

2. Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3. Book value per share = Net worth / number of Equity Shares at the end of the period

4. Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5. Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018.

6. Represents other equity which includes reserves and surplus and other comprehensive income

7. During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as "Skava") and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded additional depreciation and amortization expenses of ₹69 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8. In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ('Escrow Agent'). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfillment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018, Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	13-Apr-15	33,879	1,910.00	14-May-15	1,32,623	2,045.55	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,023	1,096.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,08,320	1,064.79	6,67,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,006	861.50	22-Aug-17	19,67,963	996.52	9,03,30,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	6,25,030	692.00	21-Sep-18	7,73,924	726.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,97,563	687.05	1,59,59,080
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.00	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,867	671.20	1,06,28,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	5,32,339	707.93	1,37,53,258
Feb-19	771.15	08-Feb-19	3,12,650	723.00	19-Feb-19	2,28,364	746.90	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com.
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,446	1,908.00	14-May-15	15,58,461	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,06,761	1,096.13	70,95,58,962
31-Mar-17	1,279.30	03-Jun-16	19,99,190	901.00	09-Nov-16	63,82,079	1,064.76	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,359	860.00	22-Aug-17	2,46,21,299	996.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,70,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,389
Oct-18	754.90	01-Oct-18	82,52,398	629.90	26-Oct-18	54,64,141	687.39	18,65,38,368
Nov-18	689.70	01-Nov-18	58,60,244	599.85	26-Nov-18	1,50,75,209	663.75	16,97,40,064
Dec-18	713.70	14-Dec-18	95,60,576	637.35	26-Dec-18	61,78,562	671.46	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.29	21,25,09,846
Feb-19	772.25	08-Feb-19	59,15,169	721.30	19-Feb-19	94,01,334	747.38	11,90,07,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.80
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.00	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 32,34,416 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on the date of the shareholders' approval, was as shown below:

Shareholders	Pre Buyback		Post Buyback	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and / or persons who are in the control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.13
Indian Financial Institutions	31,73,073	0.07	3,70,54,99,106	86.87
Banks	17,09,234	0.04		
Mutual Funds	58,46,44,086	13.38		
Indian Public & Corporates	95,54,85,110	21.88		
Foreign Institutional Investors	1,49,15,64,414	34.14		
NRIs	2,58,96,923	0.59		
Foreign Nationals and Overseas Corporate Bodies	21,618	0		
American Depository Shares (ADS)	74,62,54,646	17.08		
Total	**4,36,89,31,444**	**100.00**	**4,26,56,81,444**	**100.00**

* *Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.*

12. Shareholding of the Promoters, Directors and KMPs

12.1 For the aggregate shareholding of the Promoters and directors of the promoter entities as on March 15, 2019, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The Promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the Promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the Promoters as on date of this Public Announcement is 12.82% of the total equity share capital of the Company. While the Promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company, will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the Promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. Management Discussion and Analysis on the likely impact of the Buyback on The Company

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the Promoters are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the Promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013 the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24 (i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback Period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its Promoters and Promoter Group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The Promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the Promoters during the period from the date of passing the board resolution, till the closing of the Offer.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on January 11, 2019 approved the proposal for the Buyback and shareholders' approval for the Buyback, by way of postal ballot concluded on March 12, 2019.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, FEMA and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback.

14.3 The Buyback from the eligible shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, members of foreign nationality and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

14.4 As mentioned above, the Buyback of Equity Shares from non-residents ("NR") and non resident Indian ("NRI") shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile OCBs must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.5 By agreeing to participate in the Buyback, the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reportings, if required, including form FC-TRS, if necessary and undertake to provide assistance to the Company for such regulatory reportings, if required, by the Company.

14.6 To the best knowledge of the Company, as on the date hereof, there is no other statutory or regulatory approval required to implement the Buyback, other than that indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. Collection and Bidding Centres

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centres and bidding centres is not applicable.

16. Compliance Officer and Investor Service Centre

16.1 The Company has designated the following as the Investor Service Center for the Buyback

KARVY

Karvy Fintech Private Limited
(formerly Karvy Computershare Private Limited)
Karvy Selenium Tower B, Plot Nos. 31 & 32, Financial District
Nanakramguda, Serilingampally Mandal,
Hyderabad - 500032, India
Contact Person: M. Murali Krishna
Phone: +91 40 6716 2222
Fax: +91 40 2343 1551
Email: einward.ris@karvy.com
SEBI Registration: INR000000221
Validity Period: Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:

Name: A. G. S. Manikantha
Designation: Company Secretary
Address: Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru 560 100, India
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
Email id: sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. Merchant Banker to the Buyback

The Company has appointed the following as Manager to the Buyback:

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block, Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22-6713 2447
Email: project.infosysbuyback2019@kotak.com
SEBI Registration: INM000008704
Validity Period: Permanent Registration

18. Directors' Responsibility

As per Regulation 24(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Board in terms of the resolution passed by the Buyback committee in its meeting dated March 15, 2019.

For and on behalf of the Board of Directors

of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN: 01876159	DIN: 06782450	M. No. A21918

Date: March 15, 2019
Place: Bengaluru

Forward-looking Statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members ; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2018.

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Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations ("the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

(a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.

(b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore

As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

*US$ = ₹69.78/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as of December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY-BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,117 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialised form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,97,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,66,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,75,896	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,850	–
11	Nilanjan Roy(1)	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			**4,41,29,628**	**1.01**

(1) With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depository Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	33,164
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSUs") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,06,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,91,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,738	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,068	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group(1)							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	8,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,312	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

(1) Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,900	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,31,624	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd..

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,970	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,883	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue.

10. **INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:**

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility :

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility :

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion :

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

*includes re-measurement gain on defined benefit plan of ₹5 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. **GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT :**

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. **DATE OF BOARD AND SHAREHOLDERS' APPROVALS**

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. **MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK**

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. **PROPOSED TIMETABLE FOR THE BUYBACK**

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. **PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK**

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialised form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares** : Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares**: The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 18.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and subsequently opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX)) London and Paris markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total Income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,644	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax) [8]	4,092	3,753	5,120	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,149
Reserves and surplus [6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity [1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [#,7,8]	24.91	#35.54	#30.08	#27.63
Book value per share (₹) [3]	144.05	#145.37	#148.06	#132.96
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	22.31	25.44	20.32	20.79

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings.

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	49,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax) [8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(279)	291
Total comprehensive income	11,528	16,372	14,074	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus [6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity [1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	26.08	#36.64	#31.40	#29.51
Book value per share (₹) [3]	149.46	#149.36	#150.90	#135.07
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	23.11	24.69	20.81	21.85

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings.

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorised by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,879	1,910.00	14-May-15	1,32,823	2,045.65	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,823	1,096.08	3,80,19,669
31-Mar-17	1,278.09	03-Jun-16	63,514	900.30	9-Nov-16	4,09,320	1,084.79	6,07,61,210
31-Mar-18	1,226.00	24-Jan-18	6,31,086	861.50	22-Aug-17	19,87,963	998.62	9,03,90,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	8,25,038	692.00	21-Sep-18	7,73,924	728.86	76,17,345
Oct-18	754.95	05-Oct-18	37,61,304	630.00	26-Oct-18	3,87,563	687.05	1,59,59,080
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.60	17-Dec-18	6,12,157	637.70	26-Dec-18	4,43,897	671.28	1,08,29,577
Jan-19	751.60	31-Jan-19	11,28,305	661.15	04-Jan-19	5,32,339	707.63	1,37,63,256
Feb-19	771.15	08-Feb-19	2,12,650	723.00	19-Feb-19	2,28,364	746.60	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,448	1,908.00	14-May-15	15,58,451	2,045.88	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,06,761	1,096.13	70,95,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,163	901.00	09-Nov-16	63,82,079	1,084.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,359	860.00	22-Aug-17	2,46,21,209	998.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,76,124	692.00	21-Sep-18	1,43,90,769	728.82	14,05,44,380
Oct-18	754.90	05-Oct-18	82,52,388	629.90	26-Oct-18	54,64,141	687.38	18,65,38,308
Nov-18	689.70	01-Nov-18	56,68,244	599.65	26-Nov-18	1,58,73,209	653.75	16,97,40,004
Dec-18	713.70	14-Dec-18	95,69,578	637.35	26-Dec-18	61,78,552	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.39	21,25,09,845
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,06,334	747.38	11,98,67,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.90	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

Karnataka HC Offers Relief to Renewable Energy Cos

Sets aside state power regulator's order on banking and wheeling charges



Kaavya.Chandrasekaran
@timesgroup.com

Bengaluru: The Karnataka High Court has quashed the state regulator's order imposing retrospective charges related to transmission on renewable energy developers.

The developers had challenged a May 2018 order of the Karnataka Electricity Regulatory Commission (KERC) that imposed retrospective 'wheeling and banking' charges on wind, hydal and solar projects commissioned from October 2013, January 2015 and March 2017. The order applied to projects involved in 'open access' transmission or those selling power to corporate entities.

KERC had asked cos to pay 5% of their tariff as wheeling and banking charges for projects commissioned from Oct 2013, Jan 2015 and Mar 2017

The developers said KERC asked them to pay 5% of their tariff as wheeling and banking charges despite an assurance that such charges would not be levied on projects commissioned before March 2018.

"They (the HC) pronounced the order saying what KERC has done is absolutely wrong," said PR Ramakrishnan, executive director-finance at Embassy Group, one of the developers which had challenged the KERC order. "The court has obviously seen reason in our stand. This will go a long way in making our project viable."

The developers had argued that wheeling and banking charges would upset their financials besides creating problems for them with their investors and lenders. The court order "is a big relief for us and a lot of other developers", said another developer and a petitioner in the case.

India May Push Exports via G2G Trade for Food Products

ON AGENDA In talks to export non-Basmati rice to Philippines and Indonesia, sugar to Egypt

Kirtika.Suneja
@timesgroup.com

New Delhi: Worried over a slowdown in exports, the government is looking to use India's good relations with other countries to push up exports through government-to-government (G2G) trading arrangements for food products.

The commerce department is exploring export of non-Basmati rice to the Philippines and Indonesia, and sugar to Egypt under this mechanism to boost exports that have been hit by rising protectionism globally and slowdown in trade.

The department sent a proposal to Egypt last week to participate in its sugar tender.

"We want to increase total exports and G2G trade is one such arrangement. This was a common way to trade a decade ago and is being revived now because so many countries float tenders to procure food," said one official aware of the details. "We want to be part of that procurement."

The foreign trade policy for 2015-20 has set a target of $900 billion for merchandise and services exports by 2020, which is seemingly unachievable due to muted growth of traditional exports such as gems and jewellery, farm and engineering, liquidity crunch stemming from the Goods and Services Tax, and global factors.

India's exports rose 2.44% on year in February to $26.7 billion and the total exports for the entire 2018-19 are expected to be around $330 billion.

Agriculture is one of the nine sectors that that the department has identified to take overall exports to $900 billion in the next five years. "The talks are at a preliminary stage. We are exploring if Indian non-Basmati rice can be exported to Southeast Asian countries through our state-run trading firms," said another official.

At present, the Philippines and Indonesia source rice under G2G tenders from Thailand and Vietnam. "Though a large part of their rice imports are done through private tenders, a small proportion of government tenders are floated and we are keen to participate in those," the second official added.

Iraq has expressed interest in procuring wheat and rice from India. Iraq, under its government food staff procurement scheme, primarily procures wheat flour, rice, sugar, milk powder and edible oil.

Iraq's annual requirement of wheat is 4 million tonnes, of which 1 million tonne is imported. Of its 1 million tonnes of rice requirement, one-fourth was imported from Vietnam last year.

New Arrangement

- India looks to use govt-to-govt (G2G) trade route to boost exports impacted by rising protectionism globally and slowdown in trade
- Several countries float tenders to procure food
- India plans to take part in the process

Preliminary talks on to export non-Basmati rice to Southeast Asian countries

Philippines & Indonesia source rice under G2G tenders from Thailand and Vietnam

Iraq keen on procuring wheat and rice from India

Total exports for 2018-19 expected to be around $330 b

Foreign trade policy for 2015-20 has set target of $900 b for merchandise and services exports

MISSING THE MARK

India may miss 2020 target due to muted growth of traditional exports such as gems and jewellery, farm and engineering

Finmin Asks Banks to Give Preference to Indian Firms for ATM Procurement

Move in line with DPIIT 2017 norms that support Make in India drive



Our Bureau

New Delhi: The finance ministry has asked banks to give preference to Indian manufacturers under the 'Make in India' initiative when purchasing ATMs.

A finance ministry official said the directions are in accordance with the guidelines issued in 2017 by the then Department of Industrial Policy and Promotion (DIPP). "Banks have been directed to ensure compliance," he said. DIPP has since then been renamed the Department for Promotion of Industry and Internal Trade (DPIIT).

DIPP had directed all departments to evolve an internal system of vetting the restrictive and discriminating terms against domestic manufacturers especially included in the tenders they float with states. The same norms also said there should be no criteria for bidders that would be advantageous to foreign manufactured goods.

LEVEL PLAYING FIELD

DPIIT also plans penal action for any discriminatory terms against domestic cos in bid documents

A bank executive said the move may help domestic ATM manufacturers, who number over 200,000. The Confederation of ATM Industries of India has in the past raised the issue that the revenues from providing ATMs as a service are not growing due to very low ATM interchange and ever-increasing costs. It has also said that 100,000 ATMs, including white-label ones (owned and operated by non-bank entities) ones may be shut down.

DPIIT is also looking to amend the public procurement order so that penal action can be taken against erring officials of procurement agencies if they discriminate against domestic suppliers in bid documents.

Rupee Payment for Venezuelan Oil under Consideration

India may pay in local currency as US plans fresh sanctions to isolate the Latin American country

Sanjeev.Choudhary
@timesgroup.com

New Delhi: India is considering Venezuela's proposal to use rupee for trade payments to protect the current oil import from the South American nation facing hardening US sanctions.

The US has imposed a series of sanctions on Venezuela to squeeze its oil revenue and force the nation's President Nicolas Maduro to step down. The US, which recognised opposition leader Juan Guaido as the president of Venezuela in January, is now considering imposing new financial sanctions aimed at cutting the Latin American nation's access to the international financial system.

Current sanctions bar US firms from doing business with Venezuela but leave importers from India and other countries unhurt. The US, however, has been piling diplomatic pressure on India to cut import. Once the US cuts off Venezuela from the international financial system, Indian refiners will be forced to either stop import or build an alternative payment channel.

Venezuela has plans to double crude exports to India, its ministers had said in a joint quarterly meet

India has already advised its refiners to avoid payment system controlled by the US, an official said. Only private refiners Reliance Industries and Nayara Energy import Venezuelan oil, about 300,000 barrels per day.

Given the massive American influence on the international financial system, the only viable alternative for refiners in India is to pay in local currency, the official said.

Following a proposal from Venezuela and suggestion from refiners in India, the oil ministry has proposed setting up an alternative mechanism whereby entire payment will be made in rupee, the official said, adding that it is aimed to be like the one available for sanctions-hit Iran, which currently supplies India about 300,000 barrels per day.

The oil ministry has sent the proposal to the ministry of external affairs, which is yet to respond to this, the official said. The rupee trade can secure Indian buyers for Venezuela's oil but most of the sale proceeds may lie unused in India because of huge trade imbalance between the two countries, an official said.

The trade between Venezuela and India is worth $6 billion, of which exports from India comprise barely 1%. Crude oil imports mainly dominate the trade. Venezuela's import of Indian drugs, food and textile has fallen in recent years due to its financial crisis.

The US has asked India to not become "the economic lifeline for the Maduro regime" in Venezuela, US secretary of state Mike Pompeo said on Monday after meeting India's foreign secretary Vijay Gokhale.

Reliance Industries, the biggest Indian importer of Venezuelan oil, on Wednesday said it hasn't increased its purchase from Venezuela.

Rupee Remedy

Oil ministry has proposed setting up an alternative mechanism to pay Venezuela in rupee amid US sanctions

US mulls more financial curbs to block Latin American nation's access to international financial system

This could hurt Indian refiners such as RIL and Nayara Energy



Pvt cos import **300,000 barrels** of Venezuelan oil per day

Ministry of external affairs examining the proposal that will be akin to one available for sanctions-hit Iran

Trade between Venezuela and India is worth $6 b

Infosys Navigate your next

Infosys Limited
Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.
CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations ("the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(iv) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").

2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:

(a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and

(b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

(a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.

(b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore

As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

*US$ = ₹69.78 as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY- BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 28.3% and 28.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 28.7% and 28.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,113 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,97,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,152	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,66,152	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	56,01,82,338	12.82

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,152	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,896	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,650	–
11	Nilanjan Roy(*)	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			4,41,29,839	1.01

(*) With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depository Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	33,164
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSUs") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,02,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,06,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,90,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	56,068	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group(^)							
20	Gaurav Manchanda	8,85,860	Sale	1,382.48	08-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,85,860	Sale	1,382.47	08-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,90,595	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,83,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	8,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,312	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

(^) Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and including brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,800	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,604	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,83,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd..

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,970	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,19,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,062	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. **INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:**

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "**Act**") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

*includes re-measurement gain on defined benefit plan of ₹5 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. **GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:**

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. **DATE OF BOARD AND SHAREHOLDERS' APPROVALS**

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. **MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK**

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. **PROPOSED TIMETABLE FOR THE BUYBACK**

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback

4. **PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK**

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares:** Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares:** The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 16 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 18.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankushr.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,544	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax) [8]	4,092	3,753	5,120	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus [6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity [1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [#,2,7,8]	24.91	#35.54	#30.08	#27.63
Book value per share (₹) [3]	144.05	#145.37	#148.08	#132.96
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	22.31	25.44	20.32	20.78

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	60,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,811	49,980	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,081	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,051	18,740
Provision for tax (incl. deferred tax) [8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(276)	291
Total comprehensive income	11,528	16,372	14,077	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus [6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity [1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	26.06	#36.53	#31.40	#29.51
Book value per share (₹) [3]	149.46	#149.38	#150.80	#135.07
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	23.11	24.69	20.81	21.85

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ('APA') with the U.S. Internal Revenue Service ('IRS'), the Company had in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,879	1,910.00	14-May-15	1,32,823	2,045.55	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,823	1,096.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,89,320	1,064.79	6,07,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,086	861.50	22-Aug-17	19,87,963	996.52	9,03,30,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	5,25,030	692.00	21-Sep-18	7,73,824	728.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,87,563	687.05	1,59,59,030
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,929
Dec-18	714.00	17-Dec-18	6,12,157	637.70	28-Dec-18	4,40,867	671.20	1,06,39,877
Jan-19	751.00	31-Jan-19	11,28,365	651.15	04-Jan-19	5,32,339	707.63	1,37,63,256
Feb-19	771.15	08-Feb-19	2,12,659	723.00	19-Feb-19	2,28,364	746.60	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,448	1,908.00	14-May-15	15,58,451	2,045.88	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	50,93,755	932.65	10-Jul-15	37,65,761	1,096.13	70,55,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,160	901.00	08-Nov-16	63,82,079	1,064.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,359	860.00	22-Aug-17	2,46,21,299	996.67	1,24,05,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,76,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,380
Oct-18	754.90	01-Oct-18	82,52,388	629.90	26-Oct-18	54,64,141	687.38	18,65,38,368
Nov-18	688.70	01-Nov-18	58,60,244	599.65	26-Nov-18	1,56,73,209	653.75	16,97,40,004
Dec-18	713.70	14-Dec-18	95,66,578	637.35	28-Dec-18	61,78,552	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.25	21,25,09,845
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,66,334	747.38	11,90,67,682

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
 # Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE High (₹)	NSE Low (₹)	BSE High (₹)	BSE Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.00	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

City in Numbers



₹50 CRORE

PROJECT BEING PLANNED BY STATE GOVT FOR MAKEOVER OF KR MARKET UNDER THE SMART CITY PROJECT

Randeep D @Randeep_Dev

#BBMP will continue such raids not only against malls but hotels, restaurants, choultries, Kalyanamantapas, shops in future. Violates beware. Switch to cloth alternatives and Reusables (Tweet after BBMP raids against plastic use in malls)



LA SEMAINE DE LA
FRANCOPHO
MARCH

Try This | French Culture

Discover the French culture with 'La semaine de la francophonie,' or 'The Francophone (French-speaker) Week' which will feature a film screening, talks, music concerts and a contest over four days. At Alliance Francaise, Thimmiah Road, Vasant Nagar. From today, 7 pm to Thursday. Entry is free.

SHORT TAKES

BBMP Plastic Drive Yields ₹13 lakh in Fine



The health wing of the BBMP carried out a raid at six shopping malls and seized 1,010 kg of banned plastic products. A team raided shops and food courts in Orion, Garuda, Forum, Phoenix, RMZ Galleria and Meenakshi malls collected a penalty of ₹13.15 lakh.

KSRTC Chips in for Voter Awareness

With Lok Sabha polls just a month away, KSRTC has pitched in to spread voter awareness. Tickets issued in its buses plying from 83 depots across the state carry a message asking people if they have checked their names in the electoral rolls. Display boards at all bus stations, too, carry the same message.

send your feedback to etbangalore@timesgroup.com

WHITEFIELD PHASE BMRCL gets over 44 acres from central ministry

Metro Progress Gets a Forest Land Boost

Naveen.Menezes@timesgroup.com

Bengaluru: The Bangalore Metro Rail Corporation (BMRCL) can finally go ahead with the construction of three stations and a depot on the east-west corridor between Baiyappanahalli and Whitefield as the transport utility has got possession of 44.45 acres (18.11 hectares) of forest land. The ministry of environment, forests and climate change last week approved in principle the diversion of forest land for a period of 20 years, subject to the fulfilment of 13 conditions. In exchange, the ministry will receive 11.87 hectares (about 30 acres) of land in six villages of Kali Tiger Reserve forest and another 6.6 hectares (16.31 acres) of non-forest land in Thippagondanahalli village. While the BMRCL had to acquire 30 acres of land from private individuals, the 16.31 acres belongs to the revenue department. Among the 13 conditions, the BMRCL is directed to bear the cost of compensatory afforestation, which will be taken up in both the non-forest lands given to the forest department. The legal status of forest land, the letter says, shall remain unchanged.

With the acquisition, the BMRCL has taken possession of about 98.3%



The BMRCL awarded the contract for a 14-km elevated corridor and 12 stations on Baiyappanahalli-Whitefield stretch in April 2017

PHASE II CORRIDOR

BMRCL has now taken possession of about 98.3% of land required for 19-km Metro corridor and 13 stations on eastern extension of the east-west corridor of phase II (Reach 1)

13 CONDITIONS

The ministry of environment and forests has approved in principle the diversion of forest land for a period of 20 years, subject to fulfilment of 13 conditions

of the land it requires for the 19-km Metro corridor and 13 stations on the eastern extension of the east-west corridor of phase II (Reach 1). It's yet to acquire some portion of Railway land along Old Madras Road near Baiyappanahalli Metro station.

"We had requested the forest department for the land about two years ago, but the process got delayed due to multiple reasons. The acquisition will help us construct three Metro stations and a depot," said Channappa Goudar, general manager (land acquisition) at BMRCL. "We are providing one acre of land to the police department as it, too, has claimed the same land that we acquire belongs to them."

While the depot will come up on mostly forest land, the three stations — Kadugodi, Ujwala Vidyalaya and Whitefield — will come up on some portions of the land. Recently, the BMRCL floated tenders for the construction of Metro rail depot at Kadugodi, which is expected to be completed in 2 years.

LONG DELAY

The BMRCL had awarded the contract for building 14-km elevated Metro corridor and 12 stations on the Baiyappanahalli-Whitefield stretch in April 2017. While most of the land for the project had been acquired, acquisition of forest land had become a hurdle for the construction work. Of the 60 acres identified for acquisition on the 14-km stretch, almost half of it was forest land.

Construction major ITD Cementation has been tasked with the construction of the corridor on the busy stretch connecting central parts of Bengaluru to the IT corridor. The civil work, BMRCL officials said, is expected to be completed in 2-3 years. They are, however, not happy with the progress, which has slowed down after a good start.

A Year more for Key Underpass



The work on the underpass at Kundalahalli junction, conceived a decade ago as a part of a signal-free corridor and expected to reduce traffic congestion towards Hope Farm Junction, has picked up pace. But BBMP officials say the project will take at least a year to complete. — NNARASIMHAMURTHY

A Doctor Drives Kuvempu's Car

Apoorva.Puranik@timesgroup.com

Bengaluru: Kuvempu, regarded the greatest Kannada poet of the 20th century has been kept alive by aficionados. Bengaluru's biggest vintage car collector, Dr Ravi Prakash, is one of them and he has salvaged a rare piece from the poet's life – his car, a 1952 Studebaker President.

In the late nineties, Prakash got a call from a friend telling him of a vintage car being towed away to a junkyard. He did not want a fine vehicle to be scrapped. For ₹65,000, a rather handsome sum then, Prakash managed to save it. Later, when he saw its registration papers, he realised the car belonged to Kuvempu. "I was so happy to be able to save this great man's car. I had arranged the money in 30 minutes without even knowing whose car it was. But it was all worth it as it's such an important part of Karnataka's history," he says.



Dr Ravi Prakash with Kuvempu's Studebaker President

The doctor-turned-car collector also heads the Federation of Historic Vehicles of India, which, over the weekend, put on display 25 vintage cars at UB City. Prakash's love for cars started when he was 18. The former cardiothoracic surgeon was a national rally and racing champion between 1981 and 1984. But he hung up his gloves to concentrate on his medical education. However, his love for wheels continued and it became a passion. His 345-acre farm at Rajarajeshwari Nagar has over 200 vintage cars and 70-odd restored classic motorcycles — all a labour of 40 years.

Ask him about his favourite and he says, "You don't pick a favourite among your kids." But prod him further and he lists some iconic cars he has collected — JRD Tata's 1940 Buick Limousine and two cars from the Rashtrapati Bhavan that served in former presidents KR Narayanan and R Venkataraman's entourage. A Rolls Royce that late actor and former Tamil Nadu chief minister MG Ramachandran drove and the first car he bought — a silver Sunbeam Talbot that used to belong to Lord Mountbatten — also make the cut.

Infosys® Navigate your next

Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, at its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:
   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.
   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

   As the US$/INR exchange rates have moved from April 2018 rates, when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)
   *US$ 1= ₹69.79/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.
b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and
c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as of December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY- BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.2% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,117 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,152	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,820	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,668	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,152	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,896	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,850	–
11	Nilanjan Roy(*)	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,150	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			**4,41,29,029**	**1.01**

(*) With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depository Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	33,164
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share.

8.5 The aggregate Restricted Stock Options ("RSU's") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,06,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,90,126	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	56,068	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,315	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group(^)							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,834	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	8,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,948	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,312	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

(^) Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue.

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,000	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue.

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,31,604	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd..

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	83,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,970	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,19,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

*includes re-measurement gain on defined benefit plan of ₹5 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,58,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,29,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8485
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding [illegible]

4.7 [illegible]

4.8 **Procedure for Buyback of Demat Shares:** [illegible]

4.9 [illegible]

4.10 **Procedure for Buyback of Physical Shares:** [illegible]

4.11 [illegible]

Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The [illegible]

[illegible]

Contd.

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Share will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX)) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enables clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorised as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total Income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [1]	40,241	44,544	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax) [8]	4,092	3,793	5,120	4,907
Profit after tax [1]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,149
Reserves and surplus [6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity [1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [#,2,7,8]	24.91	#35.54	#30.08	#27.63
Book value per share (₹) [3]	144.05	#145.37	#148.06	#132.96
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	22.31	25.44	20.32	20.78

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [1]	46,117	51,811	48,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	18,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	18,951	18,740
Provision for tax (incl. deferred tax) [8]	4,426	4,241	5,598	5,251
Profit after tax [1]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(276)	291
Total comprehensive income	11,528	16,372	14,077	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus [6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity [1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	26.06	#36.83	#31.40	#29.51
Book value per share (₹) [3]	149.46	#149.35	#150.90	#135.07
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	23.11	24.69	20.81	21.85

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirms that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low* (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,879	1,910.00	14-May-15	1,32,823	2,045.55	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,823	1,096.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,89,320	1,064.79	6,07,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,086	861.50	22-Aug-17	19,87,863	998.52	9,03,90,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	8,25,030	692.00	21-Sep-18	7,73,824	728.86	76,17,345
Oct-18	754.95	05-Oct-18	37,61,334	630.00	26-Oct-18	3,87,563	687.05	1,59,59,080
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,39,920
Dec-18	714.60	17-Dec-18	6,12,157	637.70	26-Dec-18	4,43,867	671.20	1,08,39,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	5,32,339	707.60	1,37,53,256
Feb-19	771.15	08-Feb-19	2,12,659	723.00	15-Feb-19	2,28,364	744.60	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com

^ High is the highest price recorded for the Equity Share of the Company during the said period

\# Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low * (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,448	1,908.00	14-May-15	15,58,451	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,05,761	1,096.12	70,35,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,160	901.00	09-Nov-16	63,82,079	1,064.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,358	860.00	22-Aug-17	2,46,21,299	998.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.50	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,76,124	692.00	21-Sep-18	1,43,50,799	726.82	14,05,44,380
Oct-18	754.60	05-Oct-18	82,52,388	620.90	26-Oct-18	54,64,141	687.38	18,65,38,308
Nov-18	689.70	01-Nov-18	58,69,244	599.65	26-Nov-18	1,58,75,209	653.75	16,97,40,054
Dec-18	713.70	14-Dec-18	95,69,578	637.35	26-Dec-18	61,78,552	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.29	21,25,09,845
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,04,334	747.38	11,98,67,682

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com

^ High is the highest price recorded for the Equity Share of the Company during the said period

\# Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.80	695.70

* The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

* Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

City in Numbers

₹50 CRORE

PROJECT BEING PLANNED BY STATE GOVT FOR MAKEOVER OF KR MARKET UNDER THE SMART CITY PROJECT

Randeep D @Randeep_Dev

#BBMP will continue such raids not only against malls but hotels, restaurants, choultries, Kalyanamantapas, shops in future. Violates beware. Switch to cloth alternatives and Reusables (Tweet after BBMP raids against plastic use in malls)


LA SEMAINE DE LA
FRANCOPHO
MARCH

Try This | French Culture

Discover the French culture with 'La semaine de la francophonie,' or 'The Francophone (French-speaker) Week,' which will feature a film screening, talks, music concerts and a contest over four days. At Alliance Francaise, Thimmiah Road, Vasant Nagar. From today, 7 pm, to Thursday. Entry is free.

SHORT TAKES

BBMP Plastic Drive Yields ₹13 lakh in Fine



The health wing of the BBMP carried out a raid at six shopping malls and seized 1,010 kg of banned plastic products. A team raided shops and food courts in Orion, Garuda, Forum, Phoenix, RMZ Galleria and Meenakshi malls collected a penalty of ₹13.15 lakh.

KSRTC Chips in for Voter Awareness

With Lok Sabha polls just a month away, KSRTC has pitched in to spread voter awareness. Tickets issued in its buses plying from 83 depots across the state carry a message asking people if they have checked their names in the electoral rolls. Display boards at all bus stations, too, carry the same message.

Send your feedback to etbangalore@timesgroup.com

WHITEFIELD PHASE BMRCL gets over 44 acres from central ministry

Metro Progress Gets a Forest Land Boost

naveen.menezes@timesgroup.com



The BMRCL awarded the contract for a 14-km elevated corridor and 12 stations on Baiyappanahalli-Whitefield stretch in April 2017

Bengaluru: The Bangalore Metro Rail Corporation (BMRCL) can finally go ahead with the construction of three stations and a depot on the east-west corridor between Baiyappanahalli and Whitefield as the transport utility has got possession of 44.45 acres (18.11 hectares) of forest land. The ministry of environment, forests and climate change last week approved in principle the diversion of forest land for a period of 20 years, subject to the fulfilment of 13 conditions. In exchange, the ministry will receive 11.87 hectares (about 30 acres) of land in six villages of Kali Tiger Reserve forest and another 6.58 hectares (16.21 acres) of non-forest land in Thippagondanahalli village. While the BMRCL had to acquire 50 acres of land from private individuals, the 16.21 acres belonged to the revenue department. Among the 13 conditions, the BMRCL is directed to bear the cost of compensatory afforestation, which will be taken up in both the non-forest lands given to the forest department. The legal status of forest land, the letter says, shall remain unchanged.

With the acquisition, the BMRCL has taken possession of about 98.3% of the land it requires for the 19-km Metro corridor and 13 stations on the eastern extension of the east-west corridor of phase II (Reach 1). It's yet to acquire some portion of Railway land along Old Madras Road near Baiyappanahalli Metro station.

PHASE II CORRIDOR

BMRCL has now taken possession of about 98.3% of land required for 19-km Metro corridor and 13 stations on eastern extension of the east-west corridor of phase II (Reach 1)

13 CONDITIONS

The ministry of environment and forests has approved in principle the diversion of forest land for a period of 20 years, subject to fulfilment of 13 conditions

"We had requested the forest department for the land about two years ago, but the process got delayed due to multiple reasons. The acquisition will help us construct three Metro stations and a depot," said Channappa Goudar, general manager (land acquisition) at BMRCL. "We are providing one acre of land to the police department as it, too, has claimed that some land that we acquire belongs to them."

While the depot will come up on mostly forest land, the three stations — Kadugodi, Ujwala Vidyalaya and Whitefield — will come up on some portions of the land. Recently, the BMRCL floated tenders for the construction of Metro rail depot at Kadugodi, which is expected to be completed in 2-3 years.

LONG DELAY

The BMRCL had awarded the contract for building 14-km elevated Metro corridor and 12 stations on the Baiyappanahalli-Whitefield stretch in April 2017. While most of the land for the project had been acquired, acquisition of forest land had become a hurdle for the construction work. Of the 60 acres identified for acquisition on the 14-km stretch, almost half of it was forest land.

Construction major ITD Cementation has been tasked with the construction of the corridor on the busy stretch connecting central parts of Bengaluru to the IT corridor. The civil work, BMRCL officials said, is expected to be completed in 2-3 years. They are, however, not happy with the progress, which has slowed down after a good start.

A Year more for Key Underpass



The work on the underpass at Kundalahalli junction, conceived a decade ago as a part of a signal-free corridor and expected to reduce traffic congestion towards Hope Farm Junction, has picked up pace. But BBMP officials say the project will take at least a year to complete. — NNARASIMHAMURTHY

A Doctor Drives Kuvempu's Car

apoorva.puranik@timesgroup.com

Bengaluru: Kuvempu, regarded the greatest Kannada poet of the 20th century, has been kept alive by aficionados. Bengaluru's biggest vintage car collector, Dr Ravi Prakash, is one of them and he has salvaged a rare piece from the poet's life – his car, a 1952 Studebaker President.

In the late nineties, Prakash got a call from a friend telling him of a vintage car being towed away to a junkyard. He did not want a fine vehicle to be scrapped. For 65,000, a rather handsome sum then, Prakash managed to save it. Later, when he saw its registration papers, he realised the car belonged to Kuvempu. "I was so happy to be able to save this great man's car. I had arranged the money in 30 minutes without even knowing whose car it was. But it was all worth it as it's such an important part of Karnataka's history," he says.



Dr Ravi Prakash with Kuvempu's Studebaker President

The doctor-turned-car collector also heads the Federation of Historic Vehicles of India, which, over the weekend, put on display 25 vintage cars at UB City. Prakash's love for cars started when he was 10. The former cardiothoracic surgeon was a national rally and racing champion between 1981 and 1984. But he hung up his gloves to concentrate on his medical education. However, his love for wheels continued and it became a passion. His 14.5-acre farm at Rajarajeshwari Nagar has over 200 vintage cars and 70-odd restored classic motorcycles — all a labour of 40 years.

Ask him about his favourite and he says, "You don't pick a favourite among your kids." But prod him further and he lists some iconic cars he has collected — JRD Tata's 1940 Buick Limousine and two cars from the Rashtrapati stable that served in former presidents KR Narayanan and R Venkataraman's entourage. A Rolls Royce that late actor and former Tamil Nadu chief minister MG Ramachandran drove and the first car he bought — a silver Sunbeam Talbot that used to belong to Lord Mountbatten — also make the cut.

Infosys® Navigate your next

Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / 4006 77775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A -Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations ("the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:
   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.
   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

   *US$ 1= ₹69.76/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members;
b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and
c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY- BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("**BSE**") and National Stock Exchange of India Limited ("**NSE**") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.
c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,103 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,982	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,78,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N.R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	78,46,684	0.18
16	Divya Dinesh	78,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S.D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,66,76,226	0.38
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	66,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11	Nilanjan Roy^	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,160	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			**4,41,29,028**	**1.01**

^ With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 17, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,764
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share.

8.5 The aggregate Restricted Stock Options ("**RSU's**") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,09,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,86,136	Nil
			ADR Options	1,12,790	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,050	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	8,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,449	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,678	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	39,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	39,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group^*							
20	Gaurav Manchanda	8,05,860	Sale	1,382.46	09-Aug-18	1,382.30	09-Aug-18
		77,88,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,382.40	09-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	6,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,228	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,200	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

^* Unadjusted for bonus issue (in case of sale / purchases prior to bonus issue in September 2018) and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue.

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.26	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,082	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,000	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,082	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* Unadjusted for bonus issue (in case of sale / purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue.

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,624	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd..

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	83,439	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S.	1,96,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,976	Exercise of ADR RSUs and options	$15.26	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,883	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		59,600	Exercise of ADR RSUs	$0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	38,082	Exercise of ADR RSU	$0.10	01-Aug-18	$0.10	01-Aug-18
		74,519	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	2,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To:
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City
Bengaluru
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialed for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

* includes re-measurement gain on defined benefit plan of ₹11 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 15:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares**: Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker, who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares**: The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.1% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 15.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members, and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of such Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrars") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was included into the Dow Jones Sustainability Indices in fiscal 2016.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle
- Edge Suite
- Infosys Nia
- Infosys McCamish
- Panaya
- Skava

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67776.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other income, net	2,215	4,019	3,062	3,006
Total income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,644	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax)[8]	4,092	3,753	5,120	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus[6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity[1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2,7,8]	24.91	#35.64	#30.00	#27.40
Book value per share (₹)[3]	144.09	#145.37	#148.86	#132.96
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	22.31	25.44	20.32	20.78

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. *Net worth is total equity attributable to equity holders of the Company*
2. *Earnings per share = Profit after tax / weighted average number of Equity Shares for the period*
3. *Book value per share = Net worth / number of Equity Shares at the end of the period*
4. *Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings*
5. *Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018*
6. *Represents other equity which includes reserves and surplus and other comprehensive income*
7. *During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹ 589 crore and ₹ 265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.*
   During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹ 469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava
8. *In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.*

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	45,117	51,511	49,880	45,362
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax)[8]	4,425	4,241	5,598	5,251
Profit after tax [7]	11,333	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	195	343	(278)	291
Total comprehensive income	11,528	16,372	14,075	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus[6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity[#1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2,7,8]	25.95	#35.53	#31.40	#29.51
Book value per share (₹)[3]	149.45	#149.35	#150.90	#135.07
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	23.11	24.09	20.91	21.85

Notes:

 # Adjusted for September 2018 bonus issue (1:1)

1. *Net worth is total equity attributable to equity holders of the Company*
2. *Earnings per share = Profit after tax / weighted average number of Equity Shares for the period*
3. *Book value per share = Net worth / number of Equity Shares at the end of the period*
4. *Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings*
5. *Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018*
6. *Represents other equity which includes reserves and surplus and other comprehensive income*
7. *During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 118 crore and ₹ 270 crore, respectively, in respect of Panaya.*
   During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹ 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava
8. *In December 2017, on account of the conclusion of an Advance Pricing Agreement ('APA') with the U.S. Internal Revenue Service ('IRS'), the Company had in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.*

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018, Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows

BSE

Twelve months period ended	High * (₹)	Date of High	No. of Equity Shares traded on that date	Low# (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	13-Apr-15	33,879	1,910.00	14-May-15	1,32,023	2,045.55	1,01,74,018
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,023	1,096.90	3,90,19,068
31-Mar-17	1,278.00	03-Jan-16	83,514	900.30	8-Nov-16	4,08,328	1,064.79	6,67,81,210
31-Mar-18	1,229.00	24-Jan-18	6,31,096	861.90	22-Aug-17	18,87,983	996.52	9,03,30,128

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹@	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	6,25,033	692.00	21-Sep-18	7,73,024	726.86	76,17,345
Oct-18	754.95	01-Oct-18	37,81,334	630.00	26-Oct-18	3,97,583	687.35	1,59,59,080
Nov-18	693.90	01-Nov-18	3,48,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.00	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,067	671.20	1,06,28,577
Jan-19	751.00	31-Jan-19	11,28,385	651.15	04-Jan-19	5,32,338	707.93	1,37,53,268
Feb-19	771.15	08-Feb-19	3,12,658	723.00	19-Feb-19	2,28,384	748.90	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2016.

Source: www.bseindia.com

** High is the highest price recorded for the Equity Share of the Company during the said period*

 # Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High * (₹)	Date of High	No. of Equity Shares traded on that date	Low * (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,446	1,909.00	14-May-15	15,58,491	2,045.98	11,26,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,83,755	932.65	10-Jul-15	37,05,761	1,096.93	70,95,59,962
31-Mar-17	1,279.30	03-Jan-16	18,99,190	901.00	09-Nov-16	63,82,079	1,064.76	80,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,82,359	860.00	22-Aug-17	2,46,21,299	996.67	1,24,85,66,550

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹@	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,184	1,430.00	03-Sep-18	54,88,184	1,434.29	54,88,184
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,10,70,124	692.00	21-Sep-18	1,43,50,788	726.82	14,05,44,389
Oct-18	754.90	01-Oct-18	82,52,398	629.50	26-Oct-18	54,64,141	687.38	18,65,35,368
Nov-18	689.70	01-Nov-18	58,60,244	599.85	26-Nov-18	1,50,75,269	653.75	16,97,40,064
Dec-18	713.70	14-Dec-18	96,60,578	637.35	26-Dec-18	61,78,552	671.46	15,47,14,932
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	79,09,316	708.29	21,25,03,846
Feb-19	772.25	08-Feb-19	58,15,188	721.30	19-Feb-19	84,01,334	747.38	11,90,07,892

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2016.

Source: www.nseindia.com

** High is the highest price recorded for the Equity Share of the Company during the said period*

 # Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2016.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.80	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	688.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	718.25	695.95	709.00	695.70

** The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.*

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,80,31,444 Equity Shares of ₹5/- each fully paid up	21,84,40,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,80,31,444 Equity Shares of ₹5/- each fully paid up	21,84,40,57,220	21,32,84,07,220

** Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback*

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,012 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd..

Cong: An Old Familiar Feeling?

CITY CITY BANG BANG

SANTOSH DESAI



Some things in life are quite predictable. Virat Kohli will score centuries. Navjot Singh Sidhu will live from controversy to controversy. The Congress party will find ways to sabotage itself. Of course, for a period, it felt as if the party under a new Gandhi was taking a more realistic look at the hand that it held, and would play accordingly. After dawdling in Goa and fiddling around in Manipur, it acted with surprising canniness in Karnataka. It handed over power to the JD(S), in spite of being the larger party by far. The victory in the 3 northern states hinted at the possibility of a resurgence, and Rahul Gandhi too turned into a more credible leader, as many surveys too seem to bear out.

But in spite of making all the right noises, when it came to action, Congress appears to have reverted to type. The decision not to forge an alliance with the AAP is a decision that could cause the opposition a possible swing of 14 seats, which given the election scenario at hand, could make a decisive difference between winning and losing. Elsewhere too, the party has failed to cement any meaningful alliances as of today, even their Bihar alliance seems to have hit a rough patch.

A time like this needs ruthless focus only on primary and immediate objectives. From the Congress' perspective, the bulk of its numbers are likely to come from states where it is already strong. In all other states, its only game plan can be to do whatever it can to strengthen the hands of other opposition parties. To try and get greedy in UP, Bihar or Delhi, for instance, makes no sense. These represent low probability-low reward outcomes that are simply not worth backing today.

As it is, post Pulwama, the outlook for the elections has changed considerably. BJP looks energised, while opposition has been put on the defensive. Attempts to pin the government down on the effectiveness of its counterattack in Balakot are fraught with danger, for try as it might, opposition has not found a way to do so without seeming to undermine the position of India. Quite simply, any conversation on nationalism no matter what its content, makes BJP stronger. Similarly, whatever gains that could have accrued from Rafael, have been made. On an issue of this kind without the enthusiastic support of media, as in the case of CWG, building momentum purely through campaign rhetoric is exceedingly difficult. The question to ask is whether a significant number of people will vote against this government primarily on the grounds that its leader is corrupt. The answer is extremely unlikely, which makes it not worth betting on.

The opposition has above all, to get its on-ground structural strategy in place, which is all about building alliances, something that BJP has done quite efficiently. The other opening that is available is the sense of disappointment felt by a section of the voters with the performance of this government and this has to be the sharp focus of their campaign.

This is hardly rocket science. Then why does Congress find it so difficult to take a clear-eyed view of its options? Part of the problem has to do with the lingering sense of entitlement that it simply cannot shake off. In its own imagination, it is a ruler in waiting, looking forward to its next turn to take charge of the country. The victory in the recent state elections seems to further this implicit notion of an inevitable cycle. Also, so many of its decisions are driven by internal considerations, rather than external factors. The time it took for Rahul Gandhi to ascend to the throne (more a wooden stool, given the party's performance in 2014), and the belated and half-hearted manner in which Priyanka has been pressed into service, are signs that give away the party's delusional belief in its own destiny.

It is tempting, even if somewhat simplistic, to attribute this trait to the generic difference between an autocrat who has earned his spurs through the ranks, and a dynast who has been handed down a legacy. The former converts insecurity into driving purpose while the latter keeps lapsing back into his comfort zone. Everything continues to be a battle for the former, whereas for the other, battles are episodic exercises punctuated by periods of relaxation. The self-made leader knows when to cut his losses, while the inheritor allows himself to believe that somehow, he will prevail as his lot always has. One constantly lives with the prospect of losing everything he has gained, while the other can never lose everything, for he will always be known for being who he is. One uses centralised power decisively to make things happen, while the other uses power to give himself the latitude to act inscrutably.



Congress has failed to cement any meaningful alliances for the LS elections as of today

Congress has, time and again, displayed a curious inability to make tough choices. There seems to be an insistence of denial, of not acknowledging that making choices is about making sacrifices and taking chances. The difference in the Modi-Shah approach is stark. At one level, the BJP leadership is not even remotely lacking in confidence, but at the same time, when it needs to make something happen, it shows little hesitation in giving away more. It has a pragmatic view of its reality, even as it makes no bones about its larger ambitions in the long run.

It is true that at some stage, Congress will feel that it needs to start rebuilding itself in the regions where it was once a force and now has been relegated to the margins, and it cannot do that if it keeps ceding ground to regional parties in the interests of building an alliance. But in 2019, that is a secondary objective, and that is a luxury the party cannot afford. The BJP is motoring ahead, and Congress is running out of options.

santoshdesai@gmail.com

E-cigarettes as harmful as any other tobacco product

Can Cause Poisoning, Says Govt Study

Sushmi.Dey@timesgroup.com

New Delhi: Electronic Nicotine Delivery Systems (ENDS) can cause suicidal and accidental poisoning, a government panel has said, adding another stroke of approval to the health ministry's advisory to states asking them to ban products such as e-cigarettes, Vape, e-Sheesha, e-Hookah etc.

There is already mounting evidence to prove that e-cigarettes and its variants are harmful and may be as bad as any another tobacco product in terms of causing premature deaths and morbidity, the panel's report submitted to the health ministry recently said.



SMOKE ALARM

The committee analysed 251 studies and reports to arrive at its conclusion. It said ingredients used in ENDS were harmful and added to the toxicity of the product. Moreover, the advertising strategy used to market them — as a harm-reduction product and glamorous product targeted at adolescents — only added to the problem, the panel said. It noted that ENDS could not be used as a cessation device.

The committee included doctors from AIIMS, National Centre for Disease Informatics and Research (NCDIR) and other public health organisations.

The report assumes significance because ENDS producers have argued so far that there is no scientific evidence to show these products are harmful for health.

ENDS are devices that heat a solution to create an aerosol, which frequently contains flavours, usually dissolved into propylene glycol and glycerin. Electronic cigarettes or e-cigarettes, the most common prototype, are devices that do not burn or use tobacco leaves but instead vaporise a solution, which a user then inhales.

So far, 36 countries around the world and 12 states in India have banned the sale of e-cigarettes. However, its variants are still available in most states of India.

Kharge stayed away from selection panel meetings

▸ Continued from page 1

The demand for Lokpal lost steam with subsequent efforts at mobilisation on the issue drawing a tepid response. However, the Supreme Court continued to exert pressure on the government, leading to the selection committee of PM Narendra Modi, Chief Justice of India Ranjan Gogoi, Lok Sabha Speaker Sumitra Mahajan and eminent jurist Mukul Rohatgi considering candidates and agreeing on Justice PC Ghose. Kharge stayed away from the meetings. It is understood that former police officer Archana Ramasundaram has been approached for appointment as one of the non-judicial members and she has consented. He has been a member of the National Human Rights Commission since June 29, 2017. The official announcement of his selection is expected soon as the government is likely to inform the Supreme Court as part of the hearing on the case.

The law envisages appointment of a Lokpal at the Centre and Lokayuktas in states to examine corruption.

Three from Hyd confirmed dead in NZ mosque attack

▸ Continued from page 1

Ozair Khadir's relative Aamir Ali had tweeted that the family had lost contact with him since the New Zealand shootout on Friday. The high commissioner's office had responded saying that it was aware and was following it up with the New Zealand police. "Once we get confirmed information, we will share," the high commissioner's office had said on Saturday. Apart from Khadir, Mohammad Imran Khan of Karimnagar and Farhaj Ahsan of Hyderabad were also killed in the terror attacks. Another person from the state, Ahmad Iqbal Jahangir, was injured and is recovering in a hospital.

vested and unvested employee stock options (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) pursuant to exercise of which the Company would be required to issue a maximum of 32,34,418 Equity Shares to the employees of the Company.

11.4 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

11.5 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

11.6 Shareholding pattern of the Company, as on the date of the shareholders' approval, was as shown below:

Shareholders	Pre Buyback		Post Buyback*	
	No. of Equity Shares	% of Shares	No. of Equity Shares	% of Shares
Promoters and / or persons who are in the control and / or acting in concert (Promoter Group)	56,01,82,338	12.82	56,01,82,338	13.13
Indian Financial Institutions	31,73,973	0.07	3,70,54,99,106	86.87
Banks	17,00,234	0.04		
Mutual Funds	58,40,44,998	13.38		
Indian Public & Corporates	95,54,85,110	21.88		
Foreign Institutional Investors	1,49,10,04,414	34.14		
NRIs	2,50,96,920	0.59		
Foreign Nationals and Overseas Corporate Bodies	21,810	0		
American Depository Shares (ADS)	74,82,54,848	17.08		
Total	**4,36,80,31,444**	**100.00**	**4,26,56,81,444**	**100.00**

* Assuming that as a part of the Buyback, Maximum Buyback Shares are bought back. The shareholding, post completion of the Buyback, may differ depending upon the actual number of Equity Shares bought back in the Buyback.

12. Shareholding of the Promoters, Directors and KMPs

12.1 For the aggregate shareholding of the Promoters and directors of the promoter entities as on March 15, 2019, please refer to Paragraph 8 of Part A above.

12.2 For the details of the transactions made by the persons mentioned in paragraph 12.1 above, please refer to Paragraph 9 of Part A above.

12.3 The Promoters are not permitted to deal in the Equity Shares on the Indian Stock Exchanges or off-market, including inter-se transfer of Equity Shares among the Promoters from the date of the shareholders' approval until the last date for the Buyback as specified in Paragraph 3 of Part B above.

12.4 The aggregate shareholding of the Promoters as on date of this Public Announcement is 12.82% of the total equity share capital of the Company. While the Promoters are not eligible to participate in the Buyback, depending on the number of Equity Shares bought back by the Company, their effective shareholding percentage in the Company will increase marginally.

12.5 Such an increase in the percentage holding / voting rights of the Promoters is not an active acquisition and is incidental to the Buyback and falls within the limits prescribed under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011.

13. Management Discussion and Analysis on the likely impact of the Buyback on The Company

13.1 The Buyback is not likely to cause any material impact on the profitability / earnings of the Company, except to the extent of reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income.

13.2 The Buyback is not expected to impact growth opportunities for the Company.

13.3 The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value. The Company believes that the Buyback will contribute to the overall enhancement of shareholders' value going forward. The amount required by the Company for the Buyback (including the cost of financing the Buyback and the transaction costs) will be invested out of cash and bank balances / deposits and / or short term investments and / or internal accruals of the Company.

13.4 Pursuant to Regulation 16(ii) of the Buyback Regulations, the Promoters are not entitled to participate under the Buyback.

13.5 The Buyback of Equity Shares will not result in a change in control or otherwise affect the existing management structure of the Company.

13.6 Consequent to the Buyback and based on the number of Equity Shares bought back from the shareholders excluding the Promoters, the shareholding pattern of the Company would undergo a change, however public shareholding shall not fall below 25% of the total fully paid up equity share capital of the Company.

13.7 As required under Section 68(2)(d) of the Companies Act, 2013 the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid up equity share capital and free reserves post the Buyback.

13.8 Unless otherwise determined by the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback) the Buyback will be completed within a maximum period of 6 months from the date of opening of the Buyback. The Company shall not withdraw the Buyback after this Public Announcement has been made.

13.9 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations like allotment of shares under Employee Stock Option Schemes etc., and in accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities including by way of bonus till the expiry of the Buyback Period.

13.10 Consequent to the Buyback and based on the number of Equity Shares bought back by the Company from its shareholders (other than from its Promoters and Promoter Group), the shareholding pattern of the Company would undergo a change.

13.11 The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet.

13.12 The Promoters of the Company have not and shall not deal in Equity Shares of the Company on the Indian Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the Promoters during the period from the date of passing the board resolution, till the closing of the Offer.

14. STATUTORY APPROVALS

14.1 Pursuant to Sections 68, 69, 70 and 110, and all other applicable provisions, of the Companies Act, 2013 and the rules made thereunder, the Board at its meeting held on January 11, 2019 approved the proposal for the Buyback and shareholders' approval for the Buyback, by way of postal ballot concluded on March 12, 2019.

14.2 The Buyback from each eligible shareholder is subject to all approvals if any required, under the provisions of the Companies Act, the Buyback Regulations, FEMA and / or such other acts in force for the time being. The eligible shareholders shall be solely responsible for determining the requirements for, and obtaining, all such statutory approvals and consents as may be required by them in order to sell their Equity Shares to the Company pursuant to the Buyback.

14.3 The Buyback from the eligible shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, members of foreign nationality and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the RBI under the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

14.4 As mentioned above, the Buyback of Equity Shares from non-residents ('NR') and non resident Indian ('NRI') shareholders will be subject to approvals, if any, of the appropriate authorities, including RBI, as applicable. NRIs and erstwhile OCBs must obtain all specific approvals required to participate in this Buyback (including without limitation, approval from RBI, as applicable). It is the obligation of such NRI to obtain such approvals, so as to enable them to participate in the Buyback. The Company will have the right to make payment to the eligible shareholders in respect of whom no prior RBI approval is required and not accept Equity Shares from the eligible shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

14.5 By agreeing to participate in the Buyback, the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reportings, if required, including form FC-TRS, if necessary and undertake to provide assistance to the Company for such regulatory reportings, if required, by the Company.

14.6 To the best knowledge of the Company, as on the date hereof, there is no other statutory or regulatory approval required to implement the Buyback, other than that indicated above. If any statutory or regulatory approval becomes applicable subsequently, the Buyback offer will be subject to such statutory or regulatory approval(s) and subject to the obligations of the eligible shareholders to obtain the consents and approvals necessary for transfer of their Equity Shares to the Company as set out under paragraphs 14.2 and 14.3 above, the Company shall obtain such statutory or regulatory approvals, as may be required from time to time, if any, for completion of the Company's obligations in relation to the Buyback.

15. Collection and Bidding Centres

The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges using their nationwide trading terminals. Therefore, the requirement of having collection centres and bidding centres is not applicable.

16. Compliance Officer and Investor Service Centre

16.1 The Company has designated the following as the Investor Service Center for the Buyback:

KARVY

Karvy Fintech Private Limited
(formerly Karvy Computershare Private Limited)
Karvy Selenium Tower B, Plot Nos. 31 & 32, Financial District
Nanakramguda, Serilingampally Mandal,
Hyderabad - 500032, India
Contact Person: M. Murali Krishna
Phone: +91 40 6716 2222
Fax: +91 40 2343 1551
Email: einward.ris@karvy.com
SEBI Registration: INR000000221
Validity Period: Permanent Registration

16.2 In case of any query, the shareholders may contact the Registrar & Transfer Agent on any day between 10:00 a.m. and 5:00 p.m. Indian Standard Time at the aforementioned address except Saturday, Sunday and Public holidays.

16.3 The Company has designated the following as the Compliance Officer for the Buyback:

Name: A. G. S. Manikantha
Designation: Company Secretary
Address: Infosys Limited
No. 44, Electronics City, Hosur Road,
Bengaluru 560 100, India
Tel.: +91 80 4116 7775
Fax: +91 80 2852 0754
Email id: sharebuyback@infosys.com

16.4 In case of any clarifications or to address investor grievance, the Shareholders may contact the Compliance Officer, from Monday to Friday between 10:00 a.m. and 5:00 p.m. Indian Standard Time on all working days, at the above mentioned address.

17. Merchant Banker to the Buyback

The Company has appointed the following as Manager to the Buyback:

kotak
Investment Banking

Kotak Mahindra Capital Company Limited
27BKC, 1st Floor, Plot No. C-27, "G" Block, Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Contact Person: Ganesh Rane
Phone: +91-22-4336 0128
Fax: +91-22 6713 2447
Email: [illegible]
SEBI Registration: INM000008704
Validity Period: Permanent Registration

18. Directors' Responsibility

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc. which may be issued in relation to the Buyback and confirm that this Public Announcement contains true, factual and material information and does not contain any misleading information. This Public Announcement is issued under the authority of the Board in terms of the resolution passed by the Buyback committee in its meeting dated March 15, 2019.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-
Salil Parekh	**U.B. Pravin Rao**	**A.G.S. Manikantha**
Chief Executive Officer and Managing Director	Chief Operating Officer and Whole-time Director	Company Secretary
DIN : 01876159	DIN : 06782450	M. No. A21918

Date: March 15, 2019
Place: Bengaluru

Forward-looking Statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2018.

Infosys® Navigate your next

Infosys Limited
Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

(a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.

(b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore.

As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)
*US$ = ₹69.78/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as of December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY-BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 28.3% and 28.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,113 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialized form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,97,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,152	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,830	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,668	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	56,01,82,338	12.82

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,152	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,896	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,850	–
11	Nilanjan Roy[^]	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,150	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			4,41,29,839	1.01

[^] *With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.*

8.4 The aggregate American Depositary Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,164
2.	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSUs") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,02,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,06,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,91,129	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,736	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,050	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group[^]							
20	Gaurav Manchanda	8,85,960	Sale	1,362.48	08-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,834	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,85,960	Sale	1,362.47	08-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	8,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,812	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

[^] *Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,800	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* *Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,31,604	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	7.5	27-Feb-19	Nil	27-Feb-19

Contd...

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	83,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,970	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,062	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue.

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" ("Annexure A") as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

*Includes re-measurement gain on defined benefit plan of ₹5 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialised form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares**: Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares**: The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 18.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts, and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Share will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX)) London and Paris markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol "INFY" and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle
- Edge Suite
- Infosys Nia
- Infosys McCamish
- Panaya
- Skava

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,544	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax)[8]	4,092	3,763	5,129	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	65	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus[6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity[1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[#,7,2]	24.91	#35.54	#30.08	#27.63
Book value per share (₹)[3]	144.05	#145.37	#148.06	#132.96
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	22.31	25.44	20.32	20.78

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	60,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	49,980	45,392
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,881	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,851	18,740
Provision for tax (incl. deferred tax)[8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(278)	291
Total comprehensive income	11,528	16,372	14,075	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus[6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity[1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic)[2,7,#]	26.06	#36.53	#31.40	#29.51
Book value per share (₹)[3]	149.46	#149.36	#150.80	#135.07
Debt-Equity ratio[4]	NA	NA	NA	NA
Return on net worth (%)[5]	23.11	24.69	20.81	21.85

Notes:

\# Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company had in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low* (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,079	1,910.00	14-May-15	1,32,823	2,045.55	1,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,823	1,098.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,89,320	1,064.79	6,07,61,210
31-Mar-18	1,226.00	24-Jan-18	5,31,086	861.50	22-Aug-17	19,67,863	998.52	9,03,90,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	8,25,038	692.00	21-Sep-18	7,73,824	728.86	76,17,345
Oct-18	754.95	05-Oct-18	37,61,334	630.00	26-Oct-18	3,87,563	687.05	1,59,59,030
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,38,314	653.54	1,33,39,929
Dec-18	714.60	17-Dec-18	6,12,157	637.70	26-Dec-18	4,63,867	671.25	1,08,36,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	5,32,339	707.63	1,37,63,256
Feb-19	771.15	08-Feb-19	2,12,650	723.00	15-Feb-19	2,28,364	746.60	55,78,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
\# Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low * (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,448	1,908.00	14-May-15	15,58,461	2,045.88	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,65,761	1,098.13	70,85,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,161	901.00	09-Nov-16	63,82,079	1,064.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,369	860.00	22-Aug-17	2,46,21,209	996.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,78,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,380
Oct-18	754.60	05-Oct-18	82,52,388	629.90	26-Oct-18	54,64,141	687.38	15,65,38,308
Nov-18	688.70	01-Nov-18	58,69,244	599.65	26-Nov-18	1,58,75,209	653.75	16,97,40,034
Dec-18	713.70	14-Dec-18	95,69,578	637.35	26-Dec-18	61,78,852	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.29	21,25,09,845
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,64,334	747.38	11,93,67,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
\# Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	718.20	695.95	709.00	695.70

* The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

* Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

TIMES NATION

THE TIMES OF INDIA, HYDERABAD | MONDAY, MARCH 18, 2019



MNS WON'T CONTEST LS POLLS NEXT MONTH; PARTY CHIEF RAJ THACKERAY TO HOLD PUBLIC MEETING TOMORROW

SHEENA BORA MURDER CASE ACCUSED PETER MUKERJEA HOSPITALISED AFTER COMPLAINING OF CHEST PAIN



Jet still to get SOS funds from Etihad

► From P 1

Jet did not comment on how it will accommodate passengers on flights cancelled to and from Abu Dhabi and beyond on Etihad flights to and from rest of the world. At the peak of their partnership three years ago, the combined networks of Etihad and Jet offered over 250 weekly flights between Abu Dhabi and 15 cities across India. However, this number has dropped significantly in the past few months due to failing financial health.

A senior Jet official claimed the cancellation of flights to Abu Dhabi is not linked to delay in equity infusion from Etihad. Goyal had written to Etihad Group CEO Tony Douglas seeking urgent infusion of ₹750 crore within a week failing which he warned the airline could even get grounded. While it is now 30 days since the SOS, Jet has not received any funds from Etihad.

Parrikar a coalition builder, broke political fault lines

Vijay.Desousa@timesgroup.com

Panaji: Gadkari was expected to reach Goa late on Sunday night and meet leaders and coalition partners. With Parrikar's demise, the strength of the Goa assembly is 36 with BJP now having 12 MLAs. With three MLAs each of Maharashtra Gomantak Party and Goa Forward Party and three independents, the coalition just about has a majority in the House.



The contenders for the CM's post are seen to be Union Ayush minister Shripad Naik, Goa speaker Pramod Sawant, health minister Vishwajit Rane and state BJP president Vinay Tendulkar.

The BJP parliamentary board is expected to meet on Monday to condole Parrikar's death and may also take a view on the way ahead in terms of the leadership.

Parrikar's demise was condoled across the political spectrum, testifying to the leader's reputation as an affable but tough administrator. Despite his image as unbending on rules, he was a successful coalition builder, having formed a majority government when he reached out to the Catholic community and fielded Christian candidates in 2012 and broke the state's political fault lines.

Parrikar's reputation was embellished by his stint as defence minister at the Centre where he led the ministry with a hands-on approach and worked to ensure transparent procedures in high value purchases. He had a role in speeding up the Rafale acquisition.

This led to Congress chief Rahul Gandhi alleging that he was under pressure to hide wrongdoings. Rahul met him briefly in January and claimed that Parrikar said he had no hand in the "new" Rafale deal. Parrikar flatly denied discussing the issue in a conversation that lasted a few minutes. The surgical strikes on terror launch pads in PoK took place during his tenure in 2016.

As news spread that Parrikar was sinking, many hoped against hope that this was another rumour which would be belied. But a confirmation from President Ram Nath Kovind ended the speculation. The IITian who became a politician breathed his last at 6.40pm on Sunday. He was 63.

Parrikar was diagnosed with cancer in February 2018, and since then Goa's politics turned more turbulent. He was the face of BJP, the tallest leader Goa produced, and someone who gave up the defence minister's post to return to Goa as CM for a fourth stint. He had famously said that while being defence minister was fine, he missed his fish curry and rice.

Full report on www.toi.in

Kovind: Parrikar was an epitome of integrity

New Delhi: Condoling the death of Goa chief minister Manohar Parrikar, President Ram Nath Kovind on Sunday said he was was "an epitome of integrity and dedication in public life" and his service to the people of Goa and India would not be forgotten. "Extremely sorry to hear of the passing of Manohar Parrikar, after an illness borne with fortitude and dignity," Kovind said in a statement.

PM Modi said Parrikar was an unparalleled leader, a true patriot and exceptional administrator, who was admired by all. "His impeccable service to the nation will be remembered by generations. Deeply saddened by his demise. Condolences to his family and supporters," he said. TNN

Two Hindu, Muslim families join hands for kidney swap

Sumitra DebRoy | TNN

Mumbai: A Hindu and a Muslim woman donated kidneys to each other's husbands last week in a Mumbai hospital, stressing that religious faiths don't matter when the lives of loved ones are at stake.

The families from Thane and Bihar were brought together about six months ago for a possible organ exchange by their nephrologist. Absolute strangers till that day, the families worked as a team to overcome all legal tangles and make the transplant happen last week.

After the surgeries were carried out at Saifee Hospital on March 14, coincidentally also World Kidney Day, Thane residents Nadeem (51) and Nasreen Patel (45) forged a life-long bond with Bihar's Ramswarth Yadav (53) and his wife Sayeadevi (48).

Nadeem was on dialysis since the past four years. Ramswarth, who was forced to make Mumbai's extended suburb Nalasopara his home after his kidney disease, also wanted to undergo a transplant. Both had looked within their families for donors but to no avail. That's when Dr Hemal Shah, head of nephrology at Saifee Hospital, discussed the option of swap transplant. He said that Ramswarth's blood group (A) matched with Nasreen's, while Nadeem's group (B) matched with Sayeadevi's. About a month after the first discussion, both families agreed to it.

"In matters of life and death, religion doesn't matter," said Ramswarth's son Sanjay, an MCA graduate.

WHAT IS A SWAP TRANSPLANT

> An exchange of organ between two families who can't donate organs to their own family member because of blood group mismatch

> Such transplants can minimize the organ demand-supply gap as it allows sharing between two unrelated donor-recipient pairs

> Incorporated in Human Organ Transplantation Act in 2011. State Appropriate Authority nod needed



The two families with Dr Hemal Shah (centre)

KIDNEY FAILURE AND ENORMITY OF SITUATION

> Chronic kidney disease refers to all the five stages of kidney damage

> In early stage, kidneys can filter waste. Later, they have to work harder & may even stop working

Stray mauls 5-yr-old boy to death in UP

Lucknow: A five-year-old boy was allegedly mauled to death by stray dogs in Mahmudabad area of Uttar Pradesh's Sitapur on Friday, reviving horrific memories of the series of attacks by feral stray canines in the district last year in which 14 children were killed and around 50 injured.

On Friday evening, the boy and his father had gone to relieve themselves in the fields, about 500m from their house in Behta village. While his father returned, Priyanshu stayed back for a while when he was attacked by a pack of stray dogs. On hearing his cries, villagers rushed to the spot and found the boy in a severely injured condition. He was rushed to a community health centre where he succumbed later. TNN

Justice Ghose a human rights commission member since '17

► From P 1

The demand for Lokpal lost steam with subsequent efforts at mobilisation on the issue drawing a tepid response. However, the Supreme Court continued to exert pressure on the government, leading to the selection committee of PM Narendra Modi, Chief Justice of India Ranjan Gogoi, Lok Sabha Speaker Sumitra Mahajan and eminent jurist Mukul Rohatgi considering candidates and agreeing on Justice PC Ghose. Kharge stayed away from the meetings. It is understood that former police officer Archana Ramasundaram has been approached for appointment as one of the non-judicial members and she has consented.



Justice Ghose, 66, retired as SC judge in May 2017. He has been a member of the National Human Rights Commission since June 29, 2017. The official announcement of his selection is expected soon as the government is likely to inform the Supreme Court as part of the hearing on the case.

The development comes a week after the Supreme Court asked attorney general K K Venugopal to inform it within 10 days when the selection committee was likely to meet. A bench of CJI Ranjan Gogoi and Justices S A Nazeer and Sanjiv Khanna was informed by Venugopal on March 7 that the Lokpal search committee headed by former SC judge Ranjana Prakash Desai had recommended three panels of names to the selection committee for appointment of chairperson, judicial and non-judicial members.

Full report on www.toi.in

Pak and Hafiz write in tandem to UN on 'leak'

Sachin.Parashar@timesgroup.com

New Delhi: Jamaat-ud-Dawa chief Hafiz Saeed has written to the UN for curbs on flow of information about the outcome of counter-terror measures relating to him even after decisions are made, official sources said. This follows an earlier letter by Pakistan's ambassador to the UN Maleeha Lodhi seeking a probe into how the UNSC 1267 committee's decision to not remove Saeed's name from the list of global terrorists was leaked to Indian media.

For India, as government sources said, Saeed's letter is another sign that the UN proscribed terrorist and Pakistan are acting "in concert".

"In two separate but coordinated communications, Hafiz Saeed and Pakistan's ambassador to UN Maleeha Lodhi have both sought an enquiry into how members of the UNSC's 1267 committee may have shared information of the decision to reject Hafiz Saeed's request to delist him from the UN's list of global terrorists," a source said. According to Indian authorities, the coordinated responses reflect the close cooperation between so called non-state actors and Pakistani state agencies.

The 1267 committee had earlier this month rejected Saeed's plea to remove his name from the list. The UN ombudsman handling the case found there was enough evidence to provide a "reasonable and credible basis" for not delisting him.

Islamabad had also prevented the ombudsman from visiting Pakistan to interview Saeed. According to official sources, Islamabad tried to help Saeed despite claims made by PM Imran Khan that 'Naya Pakistan' was not going to allow its soil to be used for terrorism.

Saeed is currently said to be living in his Lahore home and apparently maintaining a low profile as the Imran Khan government reportedly cracks down on JuD leaders.

Confident of resolving Azhar issue: China

Chinese Ambassador to India Luo Zhaohui Sunday expressed confidence of resolving the sticky issue of designating Masood Azhar as a global terrorist through consultations, days after China blocked a fresh move at the UN to ban the Jaish-e-Muhammed chief. "I'm quite sure this matter (listing of Azhar by the UN) will be resolved. This is only a technical hold and the matter can be resolved through continued consultation," Luo said. The envoy said China understands India's concern on the issue, and was optimistic of resolving it. "We are optimistic that this matter will be resolved." PTI

Infosys Navigate your next

Infosys Limited
Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.
CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362
Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").

2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:

(a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and

(b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:

(a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.

(b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore

As the US$:INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

*US$ 1 = ₹69.79/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY-BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.2% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,183 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialised form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,57,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,868	0.96
4	Nandan M. Nilekani	4,07,83,162	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,630	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,162	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,868	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,868	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11	Nilanjan Roy(*)	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,150	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			4,41,29,830	1.01

(*) *With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.*

8.4 The aggregate American Depository Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	33,164
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSU's") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,02,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,08,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,90,128	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,279	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,728	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	55,068	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,70,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,315	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group(*)							
20	Gaurav Manchanda	8,05,860	Sale	1,382.48	09-Aug-18	1,362.38	09-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,934	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,382.47	09-Aug-18	1,362.40	09-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,96,095	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,904	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	9,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

(*) *Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,800	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* *Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.*
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,21,924	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,904	Exercise of Equity RSUs	₹5	27-Feb-19	Nil	27-Feb-19

Contd..

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	63,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,976	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,18,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,800	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

*includes re-measurement gain on defined benefit plan of ₹5 crore

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,58,064 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period.
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback.

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares**: Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares**: The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window, only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 18.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

kotak Securities

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Shares will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enables clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle®
- Edge Suite
- Infosys Nia®
- Infosys McCamish
- Panaya®
- Skava®

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total Income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,544	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax) [8]	4,092	3,793	5,129	4,907
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus [6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity [1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	24.91	#35.54	#30.08	#27.63
Book value per share (₹) [3]	144.05	#145.37	#148.06	#132.96
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	22.31	25.44	20.32	20.78

Notes:

\# Adjusted for September 2018 bonus issue (1:1)
1 Net worth is total equity attributable to equity holders of the Company
2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period
3 Book value per share = Net worth / number of Equity Shares at the end of the period
4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings
5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018
6 Represents other equity which includes reserves and surplus and other comprehensive income
7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹589 crore and ₹265 crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.
During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.
8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	49,880	45,392
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	19,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	19,951	18,740
Provision for tax (incl. deferred tax) [8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(276)	291
Total comprehensive income	11,528	16,372	14,077	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus [6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity [1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	26.06	#36.83	#31.40	#29.51
Book value per share (₹) [3]	149.46	#149.36	#150.80	#135.07
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	23.11	24.69	20.81	21.85

Notes:

\# Adjusted for September 2018 bonus issue (1:1)
1 Net worth is total equity attributable to equity holders of the Company
2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period
3 Book value per share = Net worth / number of Equity Shares at the end of the period
4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings
5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018
6 Represents other equity which includes reserves and surplus and other comprehensive income
7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹118 crore and ₹270 crore, respectively, in respect of Panaya.
During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹451 crore in respect of Skava.
8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ('APA') with the U.S. Internal Revenue Service ('IRS'), the Company had in accordance with the APA, reversed income tax expense provision of ₹1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019 which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorized by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low* (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,879	1,910.00	14-May-15	1,32,623	2,045.66	4,01,74,618
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,623	1,096.02	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,89,320	1,064.79	8,07,61,210
31-Mar-18	1,220.00	24-Jan-18	5,31,086	861.50	22-Aug-17	19,87,963	998.62	9,03,90,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	8,25,030	692.00	21-Sep-18	7,73,824	728.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,97,563	687.05	1,59,59,030
Nov-18	693.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,929
Dec-18	714.60	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,867	671.28	1,08,39,577
Jan-19	751.00	31-Jan-19	11,28,305	651.15	04-Jan-19	3,32,339	707.69	1,37,63,256
Feb-19	771.15	08-Feb-19	2,12,650	723.00	19-Feb-19	2,28,394	746.60	44,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
\# Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low # (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	15-Apr-15	15,59,448	1,908.00	14-May-15	15,58,451	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	53,93,755	932.65	10-Jul-15	37,65,761	1,096.13	70,35,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,163	901.00	09-Nov-16	63,82,079	1,064.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,368	860.00	22-Aug-17	2,46,21,209	998.67	1,24,85,66,580

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.29	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,78,124	692.00	21-Sep-18	1,43,50,769	728.82	14,05,44,380
Oct-18	754.90	01-Oct-18	82,52,388	629.90	26-Oct-18	54,64,141	687.38	18,65,38,308
Nov-18	689.70	01-Nov-18	58,60,244	599.65	26-Nov-18	1,58,75,209	653.75	16,97,40,004
Dec-18	713.70	14-Dec-18	95,69,578	637.35	26-Dec-18	61,78,552	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.26	21,25,09,846
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,06,334	747.38	11,98,87,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com
^ High is the highest price recorded for the Equity Share of the Company during the said period
\# Low is the lowest price recorded for the Equity Share of the Company during the said period
@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.60
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.80	695.70

* The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

* Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...

After 26 yrs, panel to review OBC 'creamy layer' criteria

Govt Gives Committee 15 Days To Submit Report With Suggestions

Subodh Ghildiyal
@timesgroup.com


Activists protest against OBC creamy layer criteria in Patna

New Delhi: In a move that has raised anxiety levels among interested groups, the Centre has constituted an expert committee to "revisit the criteria" for determining the "creamy layer" for OBCs which was laid down in 1993. It has argued that the review was required to "simplify and streamline" the norms in view of "issues" arising from their implementation.

"Creamy layer" is the section of OBCs that is economically advanced and ineligible for Mandal reservations in jobs and education. Following the Supreme Court's judgment on Mandal Commission, the exclusion norms for "creamy layer" were laid down by the DoPT's office memorandum of 1993 based on the report of the Prasad committee.

Now, after 26 years, ministry of social justice, on March 8, set up a panel headed by retired GOI secretary BP Sharma, with "terms of reference" which sound radical in their breadth and scope.

The committee will "revisit the criteria evolved by the Prasad committee" and give recommendations for "redefining, simplifying and streamlining the concept of creamy layer" while keeping in view the SC's observations in Indira Sawhney case.

The backdrop for the review is the controversy arising from the DoPT's application of different "wealth test" yardsticks – inclusion of "salaries" in family income – for OBCs with parents employed in central and state governments, and those with parents in PSUs.

At the core of the problem is that posts in PSUs have not been identified as Group A/B/C/D like in government, creating confusion.

While the Sharma committee has also been asked to recommend on "equivalence" for PSUs, especially for those in states, the revisiting of the criteria evolved by the Prasad committee of 1993 has triggered concerns among activists for backward rights. The first question being asked is why has the Centre constituted an expert committee on the issue of "creamy layer" when it recently created a National Commission for Backward Classes with "constitutional status" with wide-ranging powers.

The NCBC, which comprises BJP members, has the mandate to hear grievances of OBCs and is empowered to suggest measures for effective implementation of safeguards available to the OBCs. The Sharma committee has been asked to submit report in 15 days.

Parrikar expedited Rafale acquisition

▶Continued from P1

Manohar Parrikar's demise was condoled across the political spectrum, testifying to the leader's reputation as an affable but tough administrator. Despite his image as unbending on rules, he was a successful coalition builder, having formed a majority government when he reached out to the Catholic community and fielded Christian candidates in 2012 and broke the state's political fault lines.

Parrikar's reputation was embellished by his stint as defence minister at the Centre where he led the ministry with a hands-on approach and worked to ensure transparent procedures in high value purchases. He had a role in speeding up the Rafale acquisition.

This led to Congress chief Rahul Gandhi alleging that he was under pressure to hide wrongdoings. Rahul met him briefly in January and claimed that Parrikar said he had no hand in the "new" Rafale deal.

Parrikar flatly denied discussing the issue in a conversation that lasted a few minutes.

The surgical strikes on terror launch pads in PoK took place during his tenure in 2017.

As news spread that Parrikar was sinking, many hoped against hope that this was another rumour which would be belied. But a confirmation from President Ram Nath Kovind ended the speculation. The IITian who became a politician breathed his last at 6.45pm on Sunday. He was 63.

With Parrikar gone, Goa's politics will never be the same again.

SC gave Lokpal search team time till Feb-end

▶Continued from P1

The demand for Lokpal lost steam with subsequent efforts at mobilisation on the issue drawing a tepid response. However, the SC continued to exert pressure on the government, leading to the selection committee of PM Narendra Modi, CJI Ranjan Gogoi, Lok Sabha Speaker Sumitra Mahajan and eminent jurist Mukul Rohatgi considering candidates and agreeing on Justice Ghose. Kharge stayed away from the meetings. It is understood that former police officer Archana Ramasundaram has been approached for appointment as one of the non-judicial members and she has consented.

Justice Ghose, 66, retired as SC judge in May 2017. He has been a member of the National Human Rights Commission since June 29, 2017. The official announcement of his selection is expected soon as the government is likely to inform the SC as part of the hearing on the case. A bench of CJI Ranjan Gogoi and Justices S A Nazeer and Sanjiv Khanna was informed by Venugopal on March 7 that the Lokpal search committee headed by former SC judge Ranjana Prakash Desai had recommended three panels of names to the selection committee for appointment of chairperson, judicial and non-judicial members.

The SC had on January 17 set up a February-end deadline for the Lokpal search committee to send a panel of names to be considered for appointment as chairman and members. A person who is or has been the CJI or a SC judge is eligible for appointment as Lokpal.

Political controversies have not spared office of attorney general

Dhananjay Mahapatra
@timesgroup.com


Attorney General K K Venugopal. When Congress chief Rahul Gandhi poked fun at his apex court remarks about 'documents being stolen' with a "gayab ho gaya" jibe, the AG was at pains to clarify that he did not mean to convey that the documents were stolen

Irrespective of the party in power, governments invariably choose seasoned advocates for the post of attorney general for India. The AG holds office during the pleasure of the President, enjoys a unique position in the constitutional framework and is the only lawyer bestowed with the right of audience in all courts.

Apart from parliamentarians, only the AG has the right to speak in, or take part in the proceedings of, either House of Parliament, or any joint sitting of the Houses, and any committee of Parliament of which he may be named as a member, though without voting right.

LEGALLY SPEAKING

In addition, the AG alone is empowered to either set in motion or sanction initiation of contempt of court action against a person in the SC. He is also an ex-officio member of the Bar Council of India. He is regarded as the leader of the bar.

In B P Singhal case [2010 (6) SCC 331], the Supreme Court had ruled that the AG holds a public office. It had said, "Though AG holds a public office, there is an element of lawyer-client relationship between the Union government and the AG."

Since the turn of the century, the AG's office had been occupied by eminent lawyers Soli J Sorabjee, Milon K Banerjee, G E Vahanvati, Mukul Rohatgi and incumbent K K Venugopal. Given their immense knowledge of law, Constitution and experience in litigation, their opinion is often sought by the Union government in complex politico-legal issues. As Article 76 of the Constitution says, "It shall be the duty of the AG to give advice to the government of India, upon such legal matters, and to perform such other duties of a legal character, as may from time to time be referred or assigned to him by the President (read government)."

It is no coincidence that controversies enveloping the government have often featured as litigation in the SC and other constitutional courts. The government relies on the AG to defend it in such tricky hearings where one wrong sentence could entail heavy consequences. In the process, AGs at times have found themselves singed.

In defending Indira Gandhi government's draconian preventive detention procedure under Maintenance of Internal Security Act (MISA) during Emergency, then AG Niren De's statement continues to be a blot on the office of AG. The SC, during the hearing in ADM Jabalpur case, was testing validity of decisions by seven high courts — Allahabad, Bombay, Delhi, Karnataka, Madhya Pradesh, Punjab and Rajasthan — ruling in favour of those jailed under MISA.

A SC constitution bench in Jabalpur case [1976 SCR 172] by four to one majority (Justice H R Khanna dissented) accepted a legal and constitutional howler from De, who argued, "The effect of the suspension of the right of a person to move any court for the enforcement of the right conferred by Article 21 is that even if the order for detention has been made without authority of law, no redress can be sought from the court against such detention order".

Things remained sedate in court for AGs from the 1980s till the turn of the century, when Sorabjee was at the helm of affairs during the Vajpayee government. Then law minister Ram Jethmalani veered away from the government's stand before the SC on Sri Krishna Commission report and said the Centre would consider imposing President's rule in Maharashtra if the state government initiated prosecution against then Shiv Sena supremo Bal Thackeray.

Then CJI Adarsh S Anand took strong objection to the law minister's statement and inquired from Sorabjee why the government was speaking in different voices. The CJI's annoyance was enough for the Vajpayee government to force Jethmalani to resign. A riled Jethmalani went straight for the throats of Sorabjee and Arun Jaitley holding them responsible for his ouster, and raised a stink.

When Milon Banerjee was AG, he had a perfect understanding with then law minister H R Bharadwaj. During his tenure, his legal team member, additional solicitor general Bhagwan Datta, was assigned to go to London and coordinate with Crown Prosecution Service to facilitate de-freezing of Ottavio Quattrocchi's bank account, into which Bofors deal kickback money was allegedly paid. Datta told the Crown Prosecution Service that there was no evidence to link the account to Bofors kickback.

Vahanvati providentially escaped ignominy in the 2G spectrum allocation scam. Nevertheless, he became the first AG to appear as a prosecution witness in the case for being allegedly tricked into giving all the clear signal on the basis of a forged press release that changed the 'first come first served' spectrum allocation ground rule.

Rohatgi didn't get mired in any controversy but his belligerence, reflecting the NDA government's firmness on National Judicial Appointments Commission (NJAC), did not go down well with the judges and there was palpable uneasiness in the relationship between the political executive and the judiciary.

His successor Venugopal, towards the fag-end of his two-year term co-terminus with that of the NDA government, found himself clarifying his argument in the SC on Rafale deal. We all heard him saying "these documents were stolen from defence ministry either by public servants, present or past".

When the SC asked what the government had done so far, he said inquiry was on and criminal action would be taken. During the hearing, he graciously clarified that the government would not take any action against journalists or lawyers.

However, when Congress chief Rahul Gandhi poked fun at 'documents being stolen' with a "gayab ho gaya" jibe, the AG was at pains to clarify that he did not mean to convey that the documents were stolen. Venugopal said what he meant was that photocopies of original defence documents marked 'secret' were used by the petitioners. Do the argument in the court and the official clarification sound the same? Whichever party be in government, the AG's exalted office is increasingly getting singed in the collateral political fire.

High-on-grass man dials cops, asks them to drop him home: Dial 100 cops in Uttar Pradesh's Amroha were in a fix on Saturday after they received a call from a man high on cannabis and demanding a lift back home. The 24-year-old told them that he couldn't find transportation to reach his home as he had no money. Since he sounded incoherent, the cops asked if he took any kind of intoxication. The man denied it. "I have been smoking cannabis since childhood," the youth added and produced a chillum from his shirt pocket. In a video, the man can be seen arguing that "the police jeep was also a government vehicle, like a UPSRTC bus." Amit Kumar, station house officer of Saidnagali police station, said, "Our constables dropped him at a bus spot and gave him money to buy ticket." TNN

Infosys® Navigate your next

Infosys Limited

Regd. office: No. 44, Electronics City, Hosur Road, Bengaluru 560 100, India.

CIN: L85110KA1981PLC013115
Website: www.infosys.com
Email: investors@infosys.com
Tel: 91 80 2852 0261 / extn 67775
Fax: 91 80 2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary
Tel: +91 80 4116 7775
Fax: +91 80 2852 0754
E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF SHAREHOLDERS OF THE EQUITY SHARES OF INFOSYS LIMITED FOR THE BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH STOCK EXCHANGES UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUYBACK OF SECURITIES) REGULATIONS, 2018.

This public announcement (the "**Public Announcement**") is being made in relation to the Buyback pursuant to the provisions of Regulation 16(iv) of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**") and contains the disclosures, as specified in Schedule IV thereunder.

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in 'crore'. One crore represents 10 million, i.e. 10,000,000.

BUYBACK OF EQUITY SHARES FROM THE OPEN MARKET THROUGH THE STOCK EXCHANGES

Part A - Disclosures in accordance with Schedule I of the Buyback Regulations

1. DETAILS OF BUYBACK AND OFFER PRICE

1.1 The board of directors of the Company (hereinafter referred to as the "**Board**", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("**Special Resolution**") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buy back its own fully paid-up Equity Shares of face value of ₹5/- each ("**Equity Shares**") from the members of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with Companies Act, 2013, as amended (the "**Companies Act**"), the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Companies (Management and Administration) Rules, 2014, as amended ("**Management Rules**") and the Buyback Regulations (the transaction / process herein after referred to as the "**Buyback**").

1.2 The Maximum Buyback Size represents 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) and is within the 15% prescribed limit.

1.3 The Buyback will be implemented by the Company from its free reserves in accordance with Regulation 4(ix) of the Buyback Regulations and in accordance with Regulation 4(iv)(b)(ii) of the Buyback Regulations, by way of open market purchases through the stock exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations. Further, as required under the Companies Act and Buyback Regulations, the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable. There are no partly paid-up Equity Shares with calls in arrears.

1.4 A copy of this Public Announcement will be made available on the Company's website (https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx) and is expected to be available on the website of SEBI (www.sebi.gov.in) and the stock exchanges during the Buyback Period. The proposed timetable for the Buyback is set out under Paragraph 3 of Part B below.

The Board, in its meeting held on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain its policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹13,000 crore to be paid to members in the following manner:
   (a) A special dividend of ₹10/- per equity share (₹5/- per equity share after adjusting for bonus issuance). The Company paid ₹2,633 crore in June 2018, to the eligible members and
   (b) Identified an amount of up to approximately ₹10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals:
   (a) Declared a special dividend of ₹4/- per equity share. The Company paid ₹2,107 crore in January 2019, to the eligible members.
   (b) Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹8,260 crore

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)
   *US$ = ₹69.79/- as at December 31, 2018

2. NECESSITY FOR THE BUYBACK

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members.

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

3. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES

3.1 The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as of December 31, 2018 (on a standalone basis).

3.2 The Maximum Buyback Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

3.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source as may be permitted by the Buyback Regulations or the Companies Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

4. MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUY-BACK

4.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

4.2 The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("**Minimum Buyback Size**"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. BASIS FOR ARRIVING AT THE MAXIMUM BUYBACK PRICE AND OTHER DETAILS

5.1 The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share i.e. the Maximum Buyback Price. The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "**Indian Stock Exchanges**") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

5.2 The Maximum Buyback Price represents:

a. Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

b. Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

c. Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

5.3 Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

6. COMPLIANCE WITH REGULATION 4 OF THE BUYBACK REGULATIONS

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

Computation of permissible capital payment towards buyback of equity shares as per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,117 crore.

7. METHOD TO BE ADOPTED FOR BUYBACK AS REFERRED TO IN REGULATION 4(IV)(B) AND REGULATION 16 OF THE BUYBACK REGULATIONS

7.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, Promoter Group, and the Persons in Control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities in physical form shall not be processed unless the securities are held in dematerialised form with a depository after March 31, 2019 or such other date as may be prescribed by SEBI from time to time.

7.2 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

7.3 The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Indian Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Indian Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

8. THE AGGREGATE SHAREHOLDING OF THE PROMOTERS AND PROMOTER GROUP, THE DIRECTORS OF THE PROMOTER WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY

Details of the aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019) is as below.

8.1 The aggregate shareholding of the Promoters and Promoter Group as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
A. Promoters			
1	Sudha Gopalakrishnan	9,53,97,000	2.18
2	Rohan Murty	6,08,12,892	1.39
3	S. Gopalakrishnan	4,18,53,808	0.96
4	Nandan M. Nilekani	4,07,83,152	0.93
5	Akshata Murty	3,89,57,096	0.89
6	Asha Dinesh	3,85,79,304	0.88
7	Sudha N. Murty	3,45,50,626	0.79
8	Rohini Nilekani	3,43,35,092	0.79
9	Dinesh Krishnaswamy	3,24,79,590	0.74
10	Shreyas Shibulal	2,80,49,350	0.64
11	N. R. Narayana Murthy	1,66,45,638	0.38
12	Nihar Nilekani	1,26,77,752	0.29
13	Janhavi Nilekani	1,26,65,762	0.29
14	Kumari Shibulal	1,04,97,930	0.24
15	Deeksha Dinesh	76,46,684	0.18
16	Divya Dinesh	76,46,684	0.18
17	Meghana Gopalakrishnan	48,34,928	0.11
18	Shruti Shibulal	27,37,538	0.06
19	S. D. Shibulal	17,65,768	0.04
B. Promoter Group			
20	Gaurav Manchanda	1,55,36,226	0.36
21	Milan Shibulal Manchanda	1,54,35,668	0.35
22	Bhairavi Madhusudhan	63,34,240	0.14
	Total A+B	**56,01,82,338**	**12.82**

8.2 The aggregate shareholding of the directors of the Promoter, as on the date of the Public Announcement (i.e., March 15, 2019), where the promoter is a Company:

The Company does not have any corporate promoter.

8.3 The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
A. Directors				
1	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,152	0.93
2	D.N. Prahlad	Independent Director	21,92,190	0.05
3	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,75,896	0.02
4	Salil Parekh	Chief Executive Officer and Managing Director	65,770	–
5	Kiran Mazumdar-Shaw	Independent Director	–	–
6	Roopa Kudva	Independent Director	–	–
7	Dr. Punita Kumar-Sinha	Independent Director	–	–
8	Michael Gibbs	Independent Director	–	–
9	D. Sundaram	Independent Director	–	–
B. Key Managerial Personnel				
10	Krishnamurthy Shankar	Group Head, HRD	12,060	–
11	Nilanjan Roy(1)	Chief Financial Officer	–	–
12	A.G.S. Manikantha	Company Secretary	2,450	–
13	Ravi Kumar S.	Deputy Chief Operating Officer	–	–
14	Mohit Joshi	President	–	–
15	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	–	–
Total A+B			**4,41,29,828**	**1.01**

(1) With effect from March 1, 2019, Nilanjan Roy has been appointed as the Chief Financial Officer and a Key Managerial Personnel, and Jayesh Sanghrajka has resumed his responsibilities as the Deputy Chief Financial Officer. Prior to such date, and as of the date of the postal ballot notice, i.e. January 11, 2019, Jayesh Sanghrajka was the Interim Chief Financial Officer.

8.4 The aggregate American Depository Receipts ("**ADRs**") held by the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	No. of ADRs
1	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	33,164
2	Mohit Joshi	President	30,050

Each ADR represents one underlying equity share

8.5 The aggregate Restricted Stock Options ("RSUs") and Options held by Directors and Key Managerial Personnel of the Company as on the date of Public Announcement (i.e., March 15, 2019):

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	3,82,574	Nil
2	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	1,08,126	Nil
			Equity Option	64,500	21,500
3	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	2,90,129	Nil
			ADR Options	1,12,750	Nil
4	Mohit Joshi	President	ADR RSU	2,88,276	Nil
			ADR Options	1,12,750	1,12,750
5	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	1,03,738	Nil
			ADR Options	66,676	22,224
6	Nilanjan Roy	Chief Financial Officer	Equity Options / RSUs	Nil	Nil
7	Krishnamurthy Shankar	Group Head - HRD	Equity RSU	56,068	Nil
			Equity Option	19,000	19,000
8	A.G.S. Manikantha	Company Secretary	Equity RSU	6,000	Nil

9. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of shares purchased or sold	Nature of Transaction	Maximum price (₹)	Date of maximum price	Minimum price (₹)	Date of minimum price
Promoters							
1	Sudha Gopalakrishnan	4,76,78,500	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
2	Rohan Murty	3,04,06,446	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
3	S. Gopalakrishnan	2,09,26,904	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
4	Nandan M. Nilekani	2,03,91,581	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
5	Akshata Murty	1,94,78,548	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
6	Asha Dinesh	1,92,89,652	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
7	Sudha N. Murty	1,72,75,313	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
8	Rohini Nilekani	1,71,67,546	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
9	Dinesh Krishnaswamy	1,62,39,795	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
10	Shreyas Shibulal	1,40,24,675	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
11	N. R. Narayana Murthy	83,22,819	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
12	Nihar Nilekani	63,38,876	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
13	Janhavi Nilekani	63,32,881	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
14	Kumari Shibulal	52,48,965	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
15	Deeksha Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
16	Divya Dinesh	38,23,342	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
17	Meghana Gopalakrishnan	24,17,464	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
18	Shruti Shibulal	13,68,769	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
19	S. D. Shibulal	8,82,884	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Promoter Group(1)							
20	Gaurav Manchanda	8,05,860	Sale	1,362.48	08-Aug-18	1,362.38	08-Aug-18
		77,68,113	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
21	Milan Shibulal Manchanda	77,17,834	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
22	Bhairavi Madhusudhan	8,05,860	Sale	1,362.47	08-Aug-18	1,362.40	08-Aug-18
		31,67,120	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
Directors							
23	D.N. Prahlad	10,90,895	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
24	Salil Parekh	1,03,604	Exercise of RSUs	5	27-Feb-19	Nil	27-Feb-19
		37,834	Sale	737.11	01-Mar-19	737.11	01-Mar-19
25	U.B. Pravin Rao	8,812	Exercise of RSUs	5	02-May-18	5	02-May-18
		5,36,848	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
26	Kiran Mazumdar-Shaw	800	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,600	Sale	722.70	28-Feb-19	722.70	28-Feb-19
Key Managerial Personnel							
27	Krishnamurthy Shankar	3,012	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	5	13-Nov-18	Nil	13-Nov-18
		6,300	Sale	737.11	01-Mar-19	737.11	01-Mar-19
28	A.G.S. Manikantha	330	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of RSU	5	12-Nov-18	Nil	12-Nov-18

(1) Unadjusted for bonus issue in case of sale / purchases prior to bonus issue in September 2018 and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.1 No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price ($)	Date of maximum price	Minimum price ($)	Date of minimum price
1	Mohit Joshi	59,600	Exercise of RSU	0.10	01-Nov-18	Nil	01-Nov-18
		29,550	Sale	10.61	27-Feb-19	9.34	13-Nov-18
2	Ravi Kumar S.	1,15,976	Exercise of RSU and options	15.36	01-Nov-18	Nil	01-Nov-18
		1,15,976	Sale	10.61	27-Feb-19	9.33	13-Nov-18
3	Inderpreet Sawhney	28,882	Exercise of RSU	0.10	01-Aug-18	0.10	01-Aug-18
		12,800	Sale	*20.21	01-Aug-18	*20.21	01-Aug-18
		16,882	Bonus	Nil	06-Sep-18	Nil	06-Sep-18

* Unadjusted for bonus issue in case of sale / purchases prior to Bonus issue in September 2018, and excluding brokerage and other transaction costs.
Note: Nil price in the above table is on account of bonus issue

9.2 No RSUs and Options of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the twelve months preceding the date of the Public Announcement (i.e., March 15, 2019), except for the following transactions:

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
1	Salil Parekh	2,31,604	Bonus of Equity RSU	Nil	06-Sep-18	Nil	06-Sep-18
		1,03,604	Exercise of Equity RSUs	7.5	27-Feb-19	Nil	27-Feb-19

Contd...

S. No.	Name	Aggregate no. of RSUs and options purchased or sold	Nature of Transaction	Maximum price	Date of maximum price	Minimum price	Date of minimum price
2	U.B. Pravin Rao	83,438	Bonus of Equity RSU and options	Nil	06-Sep-18	Nil	06-Sep-18
		6,812	Exercise of Equity RSU	₹5	12-May-18	₹5	12-May-18
3	Ravi Kumar S	1,90,676	Bonus ADR RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		1,15,975	Exercise of ADR RSUs and options	$15.25	01-Nov-18	Nil	01-Nov-18
4	Mohit Joshi	2,16,863	Bonus ADR RSUs	Nil	06-Sep-18	Nil	06-Sep-18
		56,600	Exercise of ADR RSUs	$ 0.10	01-Nov-18	Nil	01-Nov-18
5	Inderpreet Sawhney	28,082	Exercise of ADR RSU	$ 0.10	01-Aug-18	$ 0.10	01-Aug-18
		74,518	Bonus ADR RSUs and Options	Nil	06-Sep-18	Nil	06-Sep-18
7	Krishnamurthy Shankar	40,438	Bonus Equity RSUs and options	Nil	06-Sep-18	Nil	06-Sep-18
		12,226	Exercise of RSU	₹5	13-Nov-18	Nil	13-Nov-18
8	A.G.S. Manikantha	3,750	Bonus	Nil	06-Sep-18	Nil	06-Sep-18
		1,500	Exercise of Equity RSUs	₹5	12-Nov-18	Nil	12-Nov-18

Transaction wise details are provided on the website of the Company under following link: https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx
Note: Nil price in the above table is on account of bonus issue.

10. INTENTION OF THE PROMOTERS, PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK:

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is being implemented by way of open market purchases through the Indian Stock Exchanges and is not extended to the Promoters, Promoter Group and Persons in Control of the Company.

11. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

12. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

13. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir / Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of Equity Shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" (Annexure A) as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion:

9. Based on inquiries conducted and our examination as above, we report that:

i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.

ii. The amount of permissible capital payment (including premium) towards the proposed Buyback of Equity Shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.

iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of Equity Shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)
Sd/-
P. R. Ramesh
Partner
Membership No. 70928
Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

**includes re-measurement gain on defined benefit plan of ₹5 crore*

For Infosys Limited
Sd/-
Jayesh Sanghrajka
Interim Chief Financial Officer
January 11, 2019

14. GENERAL OBLIGATIONS OF THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT:

14.1 In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period.

14.2 The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares.

14.3 In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations.

14.4 The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Companies Act or the Buyback Regulations or by the appropriate authorities). The exact timetable for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit.

14.5 The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance.

14.6 The Company shall not withdraw the Buyback after the Public Announcement for the Buyback is made; and

14.7 The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Public Announcement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 were made available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

Part B - Disclosures in accordance with Schedule IV of the Buyback Regulations.

1. DATE OF BOARD AND SHAREHOLDERS' APPROVALS

The Board approval for the Buyback was granted on January 11, 2019 and the shareholders' approval for the Buyback, by way of postal ballot, was received on March 12, 2019, the results of which were announced on March 14, 2019.

2. MINIMUM AND MAXIMUM NUMBER OF EQUITY SHARES PROPOSED TO BE BOUGHT BACK, SOURCES OF FUNDS AND COST OF FINANCING THE BUYBACK

2.1 At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares, comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 and as on the date of the Public Announcement (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

2.2 Further, the Company shall utilize at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty Crore only) and based on the Minimum Buyback Size and the Maximum Buyback Price, the Company will purchase an indicative minimum of 5,16,25,000 Equity Shares.

2.3 The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source, as may be permitted by the Buyback Regulations or the Companies Act.

2.4 Borrowed funds from banks and financial institutions will not be used for the Buyback.

2.5 As mentioned in Paragraph 3.1 of Part A above, in continuation of the Company's efforts to effectively utilize the surplus cash, it is proposed to Buyback 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) from the open market through the Indian Stock Exchanges.

3. PROPOSED TIMETABLE FOR THE BUYBACK

Activity	Date
Date of commencement of the Buyback	On March 20, 2019
Acceptance of Equity Shares accepted in dematerialised mode	Upon the relevant pay-out by the Indian Stock Exchanges
Verification / Acceptance of Equity Shares accepted in the physical mode	Within 15 (fifteen) days of the pay-out by the Indian Stock Exchanges
Extinguishment of Equity Shares / certificates	In case the Equity Shares bought back are in dematerialized form the same will be extinguished in the manner specified in the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018, as amended, and the bye-laws framed thereunder. In case the Equity Shares bought back are in physical form, the Company shall extinguish and physically destroy the share certificates bought back during the month, on or before the 15th day of the succeeding month. Provided that, the Company shall ensure that all the Equity Shares bought back are extinguished within 7 (seven) days of the expiry of the Buyback Period
Last Date for the Buyback	Earlier of: (a) On September 19, 2019 (that is 6 months from the date of the opening of the Buyback); or (b) when the Company completes the Buyback by deploying the amount equivalent to the Maximum Buyback Size; or (c) at such earlier date as may be determined by the Board (including a committee thereof, constituted by the Board or persons nominated by the Board / committee to exercise its powers, and / or the powers conferred by the Board resolution in relation to the Buyback), after giving notice of such earlier closure, subject to the Company having deployed an amount equivalent to the Minimum Buyback Size (even if the Maximum Buyback Size has not been reached or the Maximum Buyback Shares have not been bought back), however, that all payment obligations relating to the Buyback shall be completed before the last date for the Buyback

4. PROCESS AND METHODOLOGY TO BE ADOPTED FOR THE BUYBACK

4.1 The Buyback is open to (i) all members holding Equity Shares in physical form ("**Physical Shares**"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("**Demat Shares**"). The promoters, Promoter Group, and Persons in Control of the Company shall not participate in the Buyback. In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialized form with a depository.

4.2 Further, as required under the Companies Act and Buyback Regulations, the Company will not purchase Equity Shares which are partly paid up, Equity Shares with call-in-arrears, locked-in Equity Shares or non-transferable Equity Shares, in the Buyback, until they become fully paid up, or until the pendency of the lock-in, or until the Equity Shares become transferable, as applicable.

4.3 The Buyback will be implemented by the Company by way of open market purchases through the Indian Stock Exchanges, through the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

4.4 In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Indian Stock Exchanges and SEBI.

4.5 For the implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered brokers ("**Company's Broker**") through whom the purchases and settlements on account of the Buyback would be made by the Company.

The contact details of the Company's Broker are as follows:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.r.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

4.6 The Equity Shares are traded in compulsory dematerialized mode under the trading code(s) 500209 at BSE and INFY at NSE. The ISIN of the Company is INE009A01021. Shareholders holding Physical Shares can sell their Equity Shares in the separate window created for the physical trading segment by the Indian Stock Exchanges, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since, pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. The ADRs are traded on the New York Stock Exchange (NYSE) under the symbol 'INFY'. ADR holders are permitted to convert their ADR into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

4.7 The Company, shall, in accordance with the applicable laws commencing on March 20, 2019 (i.e. the date of commencement of the Buyback), place "buy" orders on BSE and / or NSE on the normal trading segment to buy back the Equity Shares through the Company's broker in such quantity and at such price, not exceeding the Maximum Buyback Price of ₹800 (Rupees Eight Hundred only) per equity share, as it may deem fit, depending upon the prevailing market price of the Equity Shares on the Indian Stock Exchanges. When the Company has placed an order for Buyback of Equity Shares, the identity of the Company as a purchaser would be available to the market participants of the Indian Stock Exchanges.

4.8 **Procedure for Buyback of Demat Shares**: Beneficial owners holding Demat Shares who desire to sell their Equity Shares in the Buyback, would have to do so through their stock broker who is a registered member of either of the Indian Stock Exchanges by indicating to their broker the details of the Equity Shares they intend to sell whenever the Company has placed a 'buy' order for Buyback of the Equity Shares. The Company shall place a 'buy' order for Buyback of Demat Shares, by indicating to the Company's broker, the number of Equity Shares it intends to buy along with a price for the same. The trade would be executed at the price at which the order matches the price tendered by the beneficial owners and that price would be the Buyback price for that beneficial owner. The execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the Company's Broker in accordance with the requirements of the Indian Stock Exchanges and SEBI. Orders for Equity Shares can be placed on the trading days of the Indian Stock Exchanges.

4.9 It may be noted that a uniform price will not be paid to all the shareholders pursuant to the Buyback and that the same would depend on the price at which the trade with that shareholder was executed.

4.10 **Procedure for Buyback of Physical Shares**: The Company will approach the Indian Stock Exchanges for permission to use a separate window for the buyback of Physical Shares in terms of Regulation 19 of the Buyback Regulations ("**Physical Share Buyback Window**"). Shareholders holding Physical Shares can sell their Equity Shares in the Physical Share Buyback Window, subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, since pursuant to the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository. Further, in terms of a press note bearing no. 49/2018 dated December 3, 2018, issued by SEBI, effective April 1, 2019, such requests for effecting transfer of securities shall not be processed unless such securities are held in dematerialized form with a depository. Accordingly, in the absence of any clarification, rule, circular or notification issued by the Indian Stock Exchanges or SEBI extending such date, the Physical Share Buyback Window shall stand closed effective April 1, 2019.

4.11 Upon receipt of the permission from the Indian Stock Exchanges to use their Physical Share Buyback Window, the Company shall buy back the Physical Shares from the shareholders. The procedure for Buyback of Physical Shares in the Physical Shares Buyback Window shall be subject to requirements provided by the Indian Stock Exchanges and any directions in this regard. As per Regulation 19 of the Buyback Regulations:

(i) The Physical Share buyback Window shall remain open during the Buyback Period, for the buyback of Physical Shares. However, SEBI has, through its press release dated December 3, 2018, directed that from April 1, 2019 no transfer of securities will be processed unless securities are held in dematerialized format.

(ii) Physical Shares shall be bought back from eligible shareholders through the Physical Shares Buyback Window only after verification of the requisite documents by the Registrar and Share Transfer Agent of the Company and on completion of the successful verification, the sale transaction may be executed by the broker appointed by the eligible shareholder or Company's broker.

(iii) The price at which the Physical Shares are bought back shall be the volume weighted average price of the Equity Shares bought back in demat form, during the calendar week in which such Physical Shares are received by the broker. In case no Equity Shares were bought back in the normal market during the calendar week, the preceding week when the Company last bought back the Equity Shares in demat form would be considered. The price of Physical Shares tendered during the first calendar week of the Buyback period shall be the volume weighted average market price of the Equity Shares of the Company during the preceding calendar week.

(iv) The Company's brokers will charge a brokerage of 0.5% upon successful execution of the transaction and it will be deducted from the sale consideration. The sale consideration would be paid immediately after the payout to the Stock Exchange, which in no event will be later than 7 (seven) days after the date of sale.

4.12 Shareholders holding Physical Shares and proposing to participate in the Buyback will be required to submit a complete set of documents for verification procedure to be carried out, including the:

(i) original physical share certificate(s);

(ii) valid share transfer form(s) duly filled, stamped, signed by the transferors (by all the eligible shareholders in case the Equity Shares are in joint names in the same order in which they hold Equity Shares in the Company) as per the specimen signatures lodged with the Company and duly witnessed at the appropriate place authorizing the transfer of the Equity Shares bought back in favour of the Company;

(iii) In case of unregistered shareholder: (a) Original Equity Shares certificates accompanied by valid share transfer forms as received from the market, wherein the name of the transferee has not been filled in and (b) Original broker contract note of a registered broker of a recognized stock exchange in relation to the purchase of the Equity Shares being tendered in this case;

(iv) KYC Form (to be filled and signed only by the first holder), Acceptance Form and Declaration Form (to be signed by all shareholder(s) including joint holders of shares). The KYC Form, Acceptance Form and Declaration Form can be obtained by contacting the Company's Share Transfer Agent at the details mentioned in Paragraph 18.1 below;

(v) Bank account details of the first named shareholder along with the copy of a self-attested cancelled cheque;

(vi) a self-attested copy of the shareholder's (including joint holders) PAN card or other document confirming the shareholder's identity;

(vii) a self-attested copy of a document confirming the shareholder's current address;

(viii) telephone number and email address of all the shareholders (including joint shareholders);

(ix) copies of regulatory approvals required, if any, by the shareholder for the transfer of Equity Shares to the Company;

(x) any other relevant documents such as power of attorney, corporate authorization (such as, board resolution / specimen signatures), notarized copy of death certificate, Reserve Bank of India approval (in case of non-resident shareholders) and succession certificate or probated will, if the original shareholder is deceased, as applicable, either by registered post or courier or hand delivery to the following address:

Kotak Securities Limited
27BKC, Plot No. C-27, "G" Block,
Bandra Kurla Complex, Bandra (East),
Mumbai - 400051
Contact Person: Ankush Singh
Phone: +91 22 4285 8455
Email: ankush.r.singh@kotak.com
Website: www.kotaksecurities.com
SEBI Registration No.:
NSE SEBI Registration No.: INZ000200137;
BSE SEBI Registration No.: INZ000200137
CIN: U99999MH1994PLC134051

(xi) The following list of documents are admissible as Proof of Identity: (i) Unique Identification Number (UID) (Aadhaar) / Passport / Voter Identity Card / Driving License, (ii) PAN card with photograph, (iii) Identity card / document with applicant's photo, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities, Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members; and credit cards / debit cards issued by Banks, (iv) Certificate of Incorporation, Memorandum & Articles of Association in case of companies, (v) Partnership Deed in case of Partnership firm and (vi) Trust Deed in case of Trusts; and

(xii) The following list of documents admissible as Proof of Address: (i) Passport / Voters Identity Card / Ration Card / Registered Lease or Sale Agreement of Residence / Driving License / Flat Maintenance Bill / Insurance Copy / Unique Identification Number (UID) (Aadhaar), (ii) Utility bills like telephone bill (only land line), electricity bill or gas bill – not more than three months old, (iii) Bank Account Statement / Passbook – not more than three months old, (iv) Self-declaration by High Court and Supreme Court judges, giving the new address in respect of their own accounts, (v) Proof of address issued by any of the following: Bank Managers of Scheduled Commercial Banks / Scheduled Co-Operative Bank / Multinational Foreign Banks / Gazetted Officer / Notary public / elected representatives to the Legislative Assembly / Parliament / documents issued by any government or statutory authority and (vi) identity card / document with address, issued by any of the following: Central / State Government and its Departments, Statutory / Regulatory Authorities, Public Sector Undertakings, Scheduled Commercial Banks, Public Financial Institutions, Colleges affiliated to Universities and Professional Bodies such as ICAI, ICWAI, ICSI, Bar Council etc., to their members. Please note that documents having an expiry date should be valid on the date of submission.

Contd...

4.13 Shareholders are free to sell or hold their physical Equity Shares entirely at their discretion and that process is designed in accordance with Buyback Regulations only to assist those shareholders holding Equity Shares in the physical form, who are desirous of selling their Equity Shares and who would like to have a broker to enable them to do so and with abridged KYC requirements.

4.14 Shareholders holding Physical Shares should note that Physical Shares will not be accepted for Buyback unless a complete set of documents as mentioned in Paragraph 4.12 of Part B above is submitted to Company's Broker. Acceptance of the Physical Shares for Buyback shall be subject to verification of the documents submitted by the shareholders as per the Buyback Regulations and any other directions issued by the SEBI or the Indian Stock Exchanges in this regard. The Company will endeavour to complete the Buyback of the Physical Shares in the week subsequent to the week in which such Physical Shares are received by the broker. Please note that there could however be delay in completing the transaction due to unavoidable circumstances. In case of receipt of incomplete documentation from the shareholders holding Physical Shares, the price payable for the Buyback of each Physical Share will be the price applicable in accordance with Paragraph 4.11 of Part B above during the week in which the documentation in respect of the buyback of such Physical Shares has been completed in all respects.

4.15 Shareholders are requested to get in touch with the Merchant Banker of the Buyback or the Company's Broker or the Registrar and Share Transfer Agent of the Company to clarify any doubts in the process.

4.16 Subject to the Company purchasing Equity Shares for an amount equivalent to the Minimum Buyback Size, nothing contained herein shall create any obligation on the part of the Company or the Board to buy back any Equity Shares or confer any right on the part of any shareholder to have any Equity Shares bought back, even if the Maximum Buyback Size has not been reached, and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, to the extent permissible by law. If the Company is not able to complete the Buyback equivalent to the Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% (two point five percent) of the Maximum Buyback Size, shall be liable to be forfeited and deposited in the Investor Protection and Education Fund of SEBI or as directed by SEBI in accordance with the Buyback Regulations.

4.17 The Company shall submit the information regarding the Equity Shares bought back by it, to the Indian Stock Exchanges on a daily basis in accordance with the Buyback Regulations. The Company shall also upload the information regarding the Equity Shares bought back by it on https://www.infosys.com/investors/shareholder-services/Pages/buyback-2019.aspx on a daily basis.

4.18 ADS holders are permitted to convert their ADS into Equity Shares, and, subsequently, opt to sell such Equity Shares on the Indian Stock Exchanges during the Buyback period.

5. METHOD OF SETTLEMENT

5.1 **Settlement of Demat Shares:** The Company will pay consideration for the Buyback to the Company's broker on or before every pay-in date for each settlement, as applicable to the respective Indian Stock Exchanges where the transaction is executed. The Company has opened a depository account styled "Infosys Limited-Buyback 2019" with Karvy Stock Broking Limited ("Buyback Demat Account"). Demat Shares bought back by the Company will be transferred into the Buyback Demat Account by the Company's Broker, on receipt of such Demat Shares and after completion of the clearing and settlement obligations of the Indian Stock Exchanges. Beneficial owners holding Demat Shares would be required to transfer the number of such Demat Shares sold to the Company pursuant to the Buyback, in favour of their stock broker through whom the trade was executed, by tendering the delivery instruction slip to their respective depository participant ("DP") for debiting their beneficiary account maintained with the DP and crediting the same to the broker's pool account as per procedure applicable to normal secondary market transactions. The beneficial owners would also be required to provide to the Company's Broker, copies of all statutory consents and approvals required to be obtained by them for the transfer of their Equity Shares to the Company as referred to in Paragraph 14 of Part B.

5.2 **Settlement of Physical Shares:** Shareholders holding Physical Shares would be required to present the complete set of documents referred to in Paragraph 4.12 of Part B above to the Company's Brokers within such time, as may be prescribed.

5.3 **Extinguishment of Demat Shares:** The Demat Shares bought back by the Company shall be extinguished and destroyed in the manner specified in the Securities and Exchange Board of India (Depository and Participants) Regulations, 1996, as amended and its bye-laws, in the manner specified in the Buyback Regulations and the Companies Act. The Equity Shares lying in credit in the Buyback Demat Account will be extinguished within 15 (fifteen) days of acceptance of the Demat Shares provided that the Company undertakes to ensure that all Demat Shares bought back by the Company are extinguished within 7 (seven) days from the last date of completion of the Buyback.

5.4 **Extinguishment of Physical Shares:** Physical shares bought back by the Company during a month shall be extinguished and physically destroyed by the Company in the presence of Kotak Mahindra Capital Company Limited ("Merchant Banker"), Karvy Fintech Private Limited ("Registrar") and the Statutory Auditor of the Company by the 15th (fifteenth) day of the succeeding month provided that the Company undertakes to ensure that all Physical Shares bought back are extinguished within 7 (seven) days from the last date of completion of the Buyback, in compliance with the Buyback Regulations.

5.5 Consideration for the Equity Shares bought back by the Company shall be paid only by way of cash.

6. Brief Information about the Company

6.1 History and Overview of the Company

Infosys was incorporated on July 2, 1981 in Pune, Maharashtra, India, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. The Company name was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when it became a public limited company. In June 2011, the Company changed its name from Infosys Technologies Limited to Infosys Limited. The Company made an initial public offering of Equity Shares in India in February 1993 and were listed on stock exchanges in India in June 1993. The Company completed its initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, the Company completed sponsored secondary offerings of ADSs in the United States on behalf of its shareholders. Each of the 2005 and 2006 sponsored secondary offerings also included a Public Offering Without Listing, or POWL, in Japan. In 2008, the Company was selected as an original component member of 'The Global Dow', a world-wide stock index made up of 150 leading blue-chip stocks. Following the voluntary delisting from the NASDAQ Global Select Market on December 11, 2012, the Company began trading of its ADSs on the New York Stock Exchange (NYSE) on December 12, 2012, under the ticker symbol INFY. On February 20, 2013, the Company also listed its ADSs on the Euronext London and Paris (previously called NYSE Euronext (NYX) London and Paris) markets, under the ticker symbol INFY. The Company was inducted into the Dow Jones Sustainability Indices in fiscal 2019.

Infosys voluntarily delisted its American Depository Shares (ADSs) from Euronext Paris and London on July 5, 2018 and its ADSs were removed from Euroclear France on July 10, 2018. The primary reason for voluntary delisting from Euronext Paris and London was the low average daily trading volume of Infosys ADSs on these exchanges, which was not commensurate with the related administrative expenses. Infosys ADSs continue to be listed on the NYSE under the symbol 'INFY' and investors continue to trade their ADSs on the New York Stock Exchange.

6.2 Overview of the Company

(i) Infosys is a global leader in next-generation digital services and consulting. The Company enables clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, it expertly steers its clients through their digital journey. The Company does it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. It also empowers the business with Agile digital at scale to deliver unprecedented levels of performance and customer delight. Its always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from its innovation ecosystem.

(ii) Effective Financial Year 2019, the Company classified its solution into the following categories:

- Digital
- Core

Digital Services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

They are primarily categorized as under:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core Services comprise traditional offerings of the Company that have scaled and industrialized over the years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and Platforms include:

- Finacle
- Edge Suite
- Infosys Nia
- Infosys McCamish
- Panaya
- Skava

(iii) The Company's corporate headquarters, is located at No. 44, Electronics City, Bengaluru, 560100, India and the telephone number of this office is +91-80-2852 0261 / extn 67775.

7. Financial information about the Company

The brief audited financial information of the Company, as extracted from the audited financial statements as at, and for the last three financial years ended, March 31, 2016, March 31, 2017 and March 31, 2018, and for the nine months ended December 31, 2018 is provided below:

(i) Based on the audited standalone financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018 and March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Revenue from Operations	54,171	61,941	59,289	53,983
Other Income, net	2,215	4,019	3,062	3,006
Total Income	56,386	65,960	62,351	56,989
Total expenses excluding interest, depreciation and tax [7]	40,241	44,044	42,082	38,274
Interest	NIL	NIL	NIL	NIL
Depreciation	1,171	1,408	1,331	1,115
Profit before tax	14,974	19,908	18,938	17,600
Provision for tax (incl. deferred tax) [8]	4,092	3,760	5,120	4,807
Profit after tax [7]	10,882	16,155	13,818	12,693
Other comprehensive income / (loss) net of tax	66	21	(18)	(2)
Total comprehensive income	10,948	16,176	13,800	12,691

Excerpts from the Balance Sheet and Key Financial Ratios

(₹ crore, except per share data)

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity Share Capital	2,184	1,092	1,148	1,148
Reserves and surplus [6,7,8]	60,749	62,410	66,869	59,934
Net worth / Shareholders equity [1]	62,933	63,502	68,017	61,082
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	24.91	#35.54	#30.08	#27.63
Book value per share (₹) [3]	144.05	#145.37	#148.06	#132.96
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	22.31	25.44	20.32	20.78

Notes:

Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the company had reclassified its investment in subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya as 'Held for Sale'. During the year ended March 31, 2018 and quarter ended June 30, 2018, the company recorded ₹ [illegible] crore and ₹ [illegible] crore respectively on account of reduction in the fair value of investment in Panaya arising on remeasurement on such reclassification as 'Held for Sale'.

During the three months ended December 31, 2018 the company reclassified its investment in Skava and Panaya from 'Held for Sale'. Accordingly, during the quarter ended December 31, 2018, the Company recorded ₹469 crore arising on remeasurement on account of reclassification from 'Held for Sale' in respect of the investment in Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement (APA) with the US Internal Revenue Service (IRS), the Company had, in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

(ii) Based on audited consolidated financial statements under Ind AS for the nine months ended December 31, 2018 and for the years ended March 31, 2018, March 31, 2017 and March 31, 2016.

Excerpts from the Statement of Profit and Loss

(₹ crore, except per share data)

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Income from operations	61,137	70,522	68,484	62,441
Other income	2,218	3,193	3,080	3,123
Total income	63,355	73,715	71,564	65,564
Total expenses excluding interest, depreciation and tax [7]	46,117	51,511	48,880	45,360
Interest	NIL	NIL	NIL	NIL
Depreciation	1,480	1,863	1,703	1,459
Profit before non-controlling interests / share in net profit / (loss) of associate	15,758	20,341	16,981	18,743
Share in net profit / (loss) of associate including impairment	NIL	(71)	(30)	(3)
Profit before tax	15,758	20,270	16,951	18,740
Provision for tax (incl. deferred tax) [8]	4,426	4,241	5,598	5,251
Profit after tax [7]	11,332	16,029	14,353	13,489
Other comprehensive income / (loss), net of tax	196	343	(276)	291
Total comprehensive income	11,528	16,372	14,079	13,780

Period Ending	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Period	9 Months	12 Months	12 Months	12 Months
Profit after tax attributable to:				
Owners of the Company	11,330	16,029	14,353	13,489
Non-controlling interests	2	–	–	–

Excerpts from the Balance Sheet and Key Financial Ratios

As on	Dec 31, 2018	Mar 31, 2018	Mar 31, 2017	Mar 31, 2016
Equity share capital	2,176	1,088	1,144	1,144
Reserves and surplus [6,7,8]	62,807	63,835	67,838	60,600
Net worth / shareholder's equity [1]	64,983	64,923	68,982	61,744
Total debt	NIL	NIL	NIL	NIL
Key Financial Ratios				
Earnings per share (₹) (Basic) [2,7,8]	26.06	#36.83	#31.40	#29.51
Book value per share (₹) [3]	149.46	#149.36	#150.80	#135.07
Debt-Equity ratio [4]	NA	NA	NA	NA
Return on net worth (%) [5]	23.11	24.69	20.81	21.85

Notes:

Adjusted for September 2018 bonus issue (1:1)

1 Net worth is total equity attributable to equity holders of the Company

2 Earnings per share = Profit after tax / weighted average number of Equity Shares for the period

3 Book value per share = Net worth / number of Equity Shares at the end of the period

4 Debt-Equity ratio = Total debt divided by net worth at the end of the period. Debt-Equity ratio is not applicable as the Company has no borrowings

5 Return on net worth = Profit after tax / closing net worth. Numbers for the nine months ended December 31, 2018 is computed as profit after tax for the last 12 months ending December 31, 2018 divided by closing net worth as on December 31, 2018

6 Represents other equity which includes reserves and surplus and other comprehensive income

7 During the three months ended March 31, 2018, the Company had reclassified its subsidiaries, Kallidus and Skava (together referred to as 'Skava') and Panaya, collectively referred to as the 'Disposal Group', as 'Held for Sale'. Consequently, during the year ended March 31, 2018 and three months ended June 30, 2018, the company recorded a reduction in the fair value of Disposal Group held for sale amounting to ₹ 118 crore and ₹ 270 crore, respectively, in respect of Panaya.

During the three months ended December 31, 2018, the company reclassified the Disposal Group from 'Held for Sale'. Accordingly, during the three months ended December 31, 2018 the company recorded additional depreciation and amortisation expenses of ₹ 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from 'Held for Sale' of ₹ 451 crore in respect of Skava.

8 In December 2017, on account of the conclusion of an Advance Pricing Agreement ('APA') with the U.S. Internal Revenue Service ('IRS'), the Company had in accordance with the APA, reversed income tax expense provision of ₹ 1,432 crore, which pertained to previous periods which are no longer required.

8. Details of Escrow Account

8.1 In accordance with Regulation 20 of the Buyback Regulations, an Escrow Agreement is to be entered into among the Company, the Manager to the Buyback and Kotak Mahindra Bank Limited ("Escrow Agent"). The Escrow Agent has its registered office at 27 BKC, C27, G Block, Bandra Kurla Complex, Bandra (East), Mumbai 400051, and an escrow agreement has been entered into among the Company, the Escrow Agent on March 8, 2019.

In terms of the Escrow Agreement, the Company has opened an escrow account in the name and style "Infosys Ltd Buyback – Escrow Account" bearing the account number 2513284427. In accordance with Regulation 20 of the Buyback Regulations, the Company shall deposit a sum equivalent to 2.5% of the total consideration payable for the Buyback in the Escrow Account and arrange for a bank guarantee issued in favour of the Manager to the Buyback before the Buyback Opening Date i.e. March 20, 2019, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations. In accordance with the Buyback Regulations, the Managers to the Buyback will be empowered to operate the Escrow Account and the bank guarantee. Such bank guarantee shall be valid until 30 days after the Buyback Closing Date, i.e., until October 19, 2019 or till the completion of all obligations by the Company under the Buyback Regulations, whichever is later.

8.2 If the Company is unable to complete Buyback equivalent to Minimum Buyback Size, the amount held in the Escrow Account up to a maximum of 2.5% of the Maximum Buyback Size, shall be liable for forfeiture in accordance with the Buyback Regulations.

8.3 The balance lying to the credit of the Escrow Account will be released to the Company on completion of all obligations and in accordance with Buyback Regulations.

9. Firm Financing Arrangements

9.1 The Company, duly authorised by its Buyback Committee, has identified and earmarked funds for the purpose of fulfilment of the obligations of the Company under the Buyback. Such earmarked funds, together with funds provided for escrow arrangements, are in excess of the Buyback Size.

9.2 Based on the resolution of the Buyback Committee dated March 15, 2019 in this regard, and other facts / documents, Deloitte Haskins & Sells LLP, Statutory auditors of the Company (Firm Registration number 117366W/W-100018), Chartered Accountants, have certified, vide their letter dated March 15, 2019, that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback.

9.3 The Manager to the Buyback, having regard to the above, confirm that firm arrangements for fulfilling the obligations under the Buyback are in place.

10. Listing Details and Stock Market Data

10.1 The Equity Shares of the Company are listed on BSE and NSE. Further, the ADSs of the Company are listed on the NYSE.

10.2 The high, low and average market prices of the Equity Shares for the preceding three years and the monthly high, low and average market prices of the Equity Shares for the six months preceding the date of this Public Announcement and their corresponding volumes on BSE and the NSE are as follows:

BSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low* (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,244.00	10-Apr-15	33,879	1,910.00	14-May-15	1,32,823	2,045.55	1,01,74,616
15-Jun-15 to 31-Mar-16	1,234.65	28-Mar-16	1,62,252	932.55	10-Jul-15	1,54,823	1,096.00	3,80,19,668
31-Mar-17	1,278.00	03-Jun-16	63,514	900.30	9-Nov-16	4,89,320	1,064.79	6,07,61,210
31-Mar-18	1,220.00	26-Jan-18	5,31,086	861.50	22-Aug-17	19,87,963	996.62	9,03,90,126

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.00	03-Sep-18	6,28,171	1,430.00	03-Sep-18	6,28,171	1,433.45	6,28,171
04-Sep-18 to 30-Sep-18	748.45	05-Sep-18	8,25,030	692.00	21-Sep-18	7,73,824	728.86	76,17,345
Oct-18	754.95	01-Oct-18	37,61,334	630.00	26-Oct-18	3,87,563	687.05	1,59,59,030
Nov-18	690.90	01-Nov-18	3,49,193	600.65	26-Nov-18	6,28,314	653.54	1,33,29,923
Dec-18	714.60	17-Dec-18	6,12,157	637.70	26-Dec-18	4,40,867	671.20	1,06,39,577
Jan-19	751.00	31-Jan-19	11,28,365	651.15	04-Jan-19	8,32,339	707.60	1,37,63,256
Feb-19	771.15	08-Feb-19	2,12,650	723.00	19-Feb-19	2,28,364	746.60	55,79,162

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.bseindia.com

^ High is the highest price recorded for the Equity Share of the Company during the said period

\# Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

NSE

Twelve months period ended	High ^ (₹)	Date of High	No. of Equity Shares traded on that date	Low * (₹)	Date of low	No. of Equity Shares traded on that date	Average price@ ₹	Total volume traded in the period
01-Apr-15 to 12-Jun-15	2,245.00	10-Apr-15	15,59,448	1,908.00	14-May-15	15,58,451	2,045.68	11,28,46,711
15-Jun-15 to 31-Mar-16	1,237.00	28-Mar-16	50,93,755	932.65	10-Jul-15	37,05,761	1,096.12	70,85,58,952
31-Mar-17	1,279.30	03-Jun-16	19,99,165	901.00	09-Nov-16	63,82,079	1,064.78	89,92,35,121
31-Mar-18	1,221.05	24-Jan-18	1,03,02,369	860.00	22-Aug-17	2,46,21,299	996.67	1,24,85,66,530

Last six months	High (₹)	Date of High	No. of Equity Shares traded on that date	Low (₹)	Date of low	No. of Equity Shares traded on that date	Average price ₹*	Total volume traded in the period
01-Sep-18 to 03-Sep-18	1,467.90	03-Sep-18	54,88,164	1,430.00	03-Sep-18	54,88,164	1,434.25	54,88,164
04-Sep-18 to 30-Sep-18	748.50	04-Sep-18	1,53,76,124	692.00	21-Sep-18	1,43,50,769	726.82	14,05,44,380
Oct-18	754.90	01-Oct-18	82,52,388	629.90	26-Oct-18	54,64,141	687.38	18,65,38,308
Nov-18	689.70	01-Nov-18	58,69,244	599.65	26-Nov-18	1,56,75,209	653.75	16,87,40,004
Dec-18	713.70	14-Dec-18	95,69,578	637.35	26-Dec-18	61,78,952	671.48	15,47,14,992
Jan-19	751.30	31-Jan-19	1,38,25,233	651.00	04-Jan-19	78,89,310	708.35	21,25,09,848
Feb-19	772.25	08-Feb-19	59,15,166	721.30	19-Feb-19	94,04,334	747.38	11,90,07,692

The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

Source: www.nseindia.com

^ High is the highest price recorded for the Equity Share of the Company during the said period

\# Low is the lowest price recorded for the Equity Share of the Company during the said period

@ Average price is the arithmetical average of closing prices during the said period

10.3 The Company announced a bonus issue of 1 share for every share held by the shareholders on July 13, 2018 with the record date on September 5, 2018. The Company had also announced a bonus issue of 1:1 in FY 2016 with the record date on June 17, 2015.

10.4 The market price immediately after the date of the resolution of the Board of Directors approving the Buyback is as follows:

Date	Description	NSE		BSE	
		High (₹)	Low (₹)	High (₹)	Low (₹)
07-Jan-2019	Day prior to Notice of Board meeting to consider Buyback proposal was given to NSE and BSE	673.60	661.50	682.80	662.35
11-Jan-2019	Board Meeting Date*	685.50	672.50	686.00	672.80
14-Jan-2019	First Trading Day post Board Meeting Date	710.20	695.95	709.80	695.70

* The Board, at its meeting held on January 11, 2019, approved the proposal for the Buyback at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per equity share.

11. Present capital structure and shareholding pattern

11.1 The capital structure of the Company, as on the date of this Public Announcement and the proposed capital structure of the Company post completion of the Buyback will be, as follows:-

(Amounts in ₹)

Particulars	As on date of the public announcement	Post completion of the Buyback*
Authorised:		
4,80,00,00,000 Equity Shares of ₹5/- each	24,00,00,00,000	24,00,00,00,000
Issued:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220
Subscribed and fully paid up:		
4,36,89,31,444 Equity Shares of ₹5/- each fully paid up	21,84,46,57,220	21,32,84,07,220

* Assuming the Company buys back the Maximum Buyback Shares. The capital structure post completion of the Buyback may differ depending on the actual number of Equity Shares bought back under the Buyback.

11.2 As on the date of this Public Announcement, there are no partly paid up Equity Shares or calls in arrears.

11.3 As on the date of Public Announcement there are no outstanding instruments convertible into Equity Shares (excluding instruments which upon conversion / exercise do not result in a fresh issuance of shares or increase in the paid up share capital of the Company) except 44,23,812 outstanding and vested and unvested employee stock options. As of December 31, 2018, the Company had outstanding and

Contd...


AGENT RANA season 2
PART 191
STORY JUGGI BHASIN
ART SUBODH PODDAR
ABOARD THE AIRPLANE, RANA LOVINGLY CARESSES SIMS FACE, LYING IN HIS ARMS.
SO BLISSFUL TO BE WITH YOU.
I FEEL SO MUCH LOVE FOR YOU. THAT'S WHY I HESITATE TO ASK.
WHAT? THERE ARE NO SECRETS BETWEEN US. ALL THE EGO AND THE WALLS BETWEEN US HAVE CRUMBLED DOWN. SPEAK FREELY.
DON'T HATE ME FOR WHAT I WILL SAY NEXT. IN HONG KONG I SNOOPED BEHIND YOUR BACK AND FOUND OUT HOW YOUR FATHER DIED IN MYSTERIOUS CIRCUMSTANCES. I WAS TROUBLED BY YOUR FAMILY'S CONNECTION WITH AI JIN. I STILL AM.
SIMS GETS UP FROM BED SHAKING WITH RAGE. THEN SHE TAKES DEEP BREATHS AND SLOWLY CALMS DOWN.
MY SHORT STINT AT THE BUDDHIST MONASTERY TAUGHT ME TO LET GO OF MY INNER RAGE. YOU BREACHED THE CORE OF MY PRIVATE LIFE. BUT I STILL FORGIVE YOU.
I AM SORRY SIMS. I HAD TO. YOUR RELATIONSHIP WITH AI JIN BEFUDDLED ME.
YOU HAVE A RIGHT TO KNOW. AI JIN IS NOT A DISTANT ACQUAINTANCE. HER MOTHER AND MINE WERE SISTERS. SO THAT MAKES US COUSINS! SHOCKED, RANA? PREPARE YOURSELF TO BE TOLD A STORY OF PASSION, BETRAYAL, RAGE AND REVENGE.
©BCCL 2017

E-cigs can cause poisoning: Panel

Sushmi Dey@timesgroup.com

New Delhi: Electronic Nicotine Delivery Systems (ENDS) can cause suicidal and accidental poisoning, a government panel has said, adding another stroke of approval to the health ministry's advisory to states asking them to ban products like e-cigarettes, Vape, e-Sheesha, e-Hookah, etc.

There is already mounting evidence to prove that e-cigarettes and its variants are harmful and may be as bad as any tobacco product in terms of causing premature deaths and morbidity, said the panel's report submitted to the health ministry recently.


SMOKE ALARM

The committee, formed by the ministry to evaluate the health effects of ENDS, analysed 251 studies and reports to arrive at its conclusion. It said ingredients used in ENDS were harmful and added to the toxicity of the product. Moreover, the advertising strategy used to market them — as a harm reduction product and glamorous product targeted at adolescents — only added to the problem, the panel said. It noted that ENDS could not be used as a cessation device.

The committee included doctors from AIIMS, National Centre for Disease Informatics and Research and other public health organisations.

The report assumes significance because ENDS producers have argued so far that there is no scientific evidence to show these products are harmful for health.

ENDS are devices that heat a solution to create an aerosol, which frequently contains flavours, usually dissolved into propylene glycol and glycerin. Experts say nicotine — a chief constituent of ENDS — is addictive and may lead to cardiovascular diseases, lung diseases, adverse effects on the immune and gastrointestinal systems, risk of miscarriage in pregnant women, etc.

In August, the health ministry had issued an advisory to states asking them to ban sale, manufacturing, distribution, import and advertisement of ENDS in their jurisdictions.

So far, 36 countries and 12 states in India have banned the sale of e-cigarettes. However, its variants are still available in most states of India.

Political rows haven't spared AG's office

Dhananjay Mahapatra
@timesgroup.com

Irrespective of the party in power, governments invariably choose seasoned advocates for the post of attorney general.

Article 76 of the Constitution says: "It shall be the duty of the AG to give advice to the government of India, upon such legal matters, and to perform such other duties of a legal character, as may from time to time be referred or assigned to him by the President (read government)."

It is no coincidence that controversies enveloping the government have often featured as litigation in courts. The government relies on the AG to defend it in such tricky hearings.

In defending the Indira Gandhi government's draconian preventive detention procedure under Maintenance of Internal Security Act during

LEGALLY SPEAKING

Emergency, then AG Niren De's statement continues to be a blot on the office. A SC Constitution bench in Jabalpur case [1976 SCR 172] by four to one majority (Justice H R Khanna dissented) accepted a legal and constitutional howler from De, who argued: "The effect of the suspension of the right of a person to move any court for the enforcement of the right conferred by Article 21 is that even if the order for detention has been made without authority of law, no redress can be sought from the court against such detention order".

In the 1990s, law minister Ram Jethmalani veered away from the government's stand before the SC on Sri Krishna Commission report and said the Centre would consider imposing President's rule in Maharashtra if the state initiated prosecution against Bal Thackeray.

Then CJI Adarsh S Anand inquired of then AG Soli Sorabjee why the government was speaking in different voices. The minister was forced to resign. A riled Jethmalani went for the throats of Sorabjee and Arun Jaitley, holding them responsible.

G E Vahanvati escaped ignominy in the 2G spectrum allocation scam. Nevertheless, he became the first AG to appear as a prosecution witness in the case.

K K Venugopal found himself clarifying his argument in the SC on the Rafale deal.

Whichever party be in government, the AG's exalted office is increasingly getting singed in the collateral political fire.

Peter in hosp, angiography likely today

Mumbai: Peter Mukerjea (64), an accused in the Sheena Bora murder case, was admitted to JJ Hospital on Saturday with chest pain. Doctors said a cardiac diagnostic procedure is likely to be carried out on Monday.

Sources said Mukerjea had been complaining of pain for five days. "Investigations are being carried out. His condition is stable," said Dr Sanjay Surase, medical superintendent, JJ Hospital. Sources said he was likely to undergo an angiography on Monday. TNN

TMC regime a Left clone: Nirmala

Times News Network

Kolkata: Union defence minister Nirmala Sitharaman on Sunday launched a scathing attack on the Trinamool government in West Bengal for creating what she called an ambience of fear and violence in the state and driving away investment.

Harping heavily on Bengal's sense of pride, Sitharaman alleged Trinamool had even hurt nationalist sentiments in the state.

"Bengal has been the bedrock of patriotic and nationalist movements, but the state is now reeling under fear. Bengal spent more than 30 years in the communist party's regime and those were lost years for the state. We had thought that the call for 'paribartan' will bring change to the state. But we found a bad doubling of those days (of Left Front rule) now," she said at a seminar organised by the Dr Syama Prasad Mookerjee Research Foundation here.


Defence minister Nirmala Sitharaman at the Kolkata event

Sitharaman, who claimed the Bengal government was not ready to even allow democratic rallies by the opposition, said: "It seems that they are scared. But I cannot understand the reason for that."

"She (CM Mamata Banerjee) had fought against the political forces that had resorted to violence to stop her. Now she is following the same way to stun others," the Union minister said.

"None of the industrialists is ready to invest in Bengal now. If voted to power, we will bring change to Bengal," she added.

The BJP leader was critical of the questions raised by Banerjee after IAF's Balakot airstrike. "We sent a straight message to the terrorists after the Balakot attack. We have given them (Pakistan) evidence after the Pulwama attack and asked Pakistan to act against the terrorists. We had done what Pakistan could have," she said.

"Now, a section of people is asking for proof. Whatever they are saying is being used by Pakistan. They have to decide whether they are with India or are supporting our enemies," Sitharaman said.

Confident of solving Azhar issue: China

New Delhi: Chinese ambassador to India Luo Zhaohui on Sunday exuded confidence on resolving the sticky issue of designating Masood Azhar a global terrorist, days after Beijing blocked a fresh move at the UN to ban the Jaish-e-Mohammed chief.

"I am quite sure this matter will be resolved. This is only a technical hold and the matter can be resolved through continued consultation," Luo said, adding that China understood India's concerns on the issue. PTI